                                                                       EXHIBIT 1


                             THE THOMSON CORPORATION




                             ANNUAL INFORMATION FORM



                      FOR THE YEAR ENDED DECEMBER 31, 2001






                                   MAY 2, 2002


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                                TABLE OF CONTENTS


                                                               Page
                                                               ----

1.    Forward-Looking Statements                                 1

2.    Corporate Structure                                        2

3.    Description Of The Business                                3

4.    Selected Financial Information                            42

5.    Management's Discussion and Analysis                      44

6.    Market For Securities                                     58

7.    Directors and Officers                                    59

8.    Additional Information                                    62



In this annual information form, "Thomson," "we," "us" and "our" each refers to The Thomson Corporation and its consolidated subsidiaries unless the context requires otherwise.

Unless the context requires otherwise, references in this annual information form to '$' or 'dollars' are to United States (U.S.) dollars.

1.   FORWARD-LOOKING STATEMENTS

Certain statements included or incorporated by reference in this annual information form constitute forward-looking statements. When used in this annual information form, the words "anticipate," "believe," "plan," "estimate" and "expect" and similar expressions, as they relate to us or our management, are intended to identify forward-looking statements. These forward-looking statements are not historical facts but reflect our current expectation concerning future results and events. These forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations, which include, but are not limited to:

     o    actions of our competitors,

     o failure of our significant investments in technology to increase our revenues or decrease our operating costs,

     o    failure to fully derive anticipated benefits from our acquisitions,

     o failure to develop additional products and services to meet our customers' needs, attract new customers or expand into new geographic markets,

     o failure to meet the special challenges involved in expansion of our operations outside North America,

     o failure to recruit and retain high quality management and key employees,

     o    consolidation of our customers,

     o    increased self-sufficiency of our customers,

     o increased accessibility to free or relatively inexpensive information sources,

     o failure to maintain the availability of information obtained through licensing arrangements and changes in the terms of our licensing arrangements,

     o    changes in the general economy,

     o    inadequate protection of our intellectual property rights,

     o    an increase in our effective income tax rate,

     o    impairment of our goodwill and identifiable intangible assets, and

     o failures or disruptions of our electronic delivery systems or the Internet.

We caution you not to place undue reliance on these forward-looking statements which reflect our view only as of the date of this annual information form. We disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

2.   CORPORATE STRUCTURE

We were incorporated under the laws of Ontario, Canada by articles of incorporation dated December 28, 1977. Our articles have been amended from time to time, most recently on December 5, 1996 to create 18,000,000 Cumulative Redeemable Preference Shares, Series V (Series V preference shares), and were restated as amended on September 1, 1998. Our registered office is Suite 2706, Toronto Dominion Bank Tower, P.O. Box 24, Toronto-Dominion Centre, Toronto, Ontario M5K 1A1, Canada.

We beneficially own directly or indirectly 100% of the voting and non-voting securities of the subsidiaries listed below, each of which has total assets constituting more than 10% of our consolidated assets at December 31, 2001, and total revenues constituting more than 10% of our consolidated revenues at December 31, 2001. The aggregate of all subsidiaries excluded from the list constitutes less than 20% of our consolidated assets and consolidated revenues at December 31, 2001. Indentation indicates the voting securities are directly or indirectly owned by the subsidiary listed above.

SUBSIDIARIES                                                           JURISDICTION OF INCORPORATION
Thomson Canada Limited                                                 Ontario, Canada
  Thomson U.S. Holdings Inc.                                           Delaware, U.S.A.
    THI (U.S.) Inc.                                                    Delaware, U.S.A.
      Thomson U.S. Inc.                                                Delaware, U.S.A.
        Thomson Delaware Holdings, Inc.                                Delaware, U.S.A.
          Thomson Newspapers Holding Corp.                             Delaware, U.S.A.
            National Education Corporation                             Delaware, U.S.A.
              NetG, Inc.                                               Delaware, U.S.A.
            Thomson Financial Inc.                                     New York, U.S.A.
              West Publishing Company                                  Minnesota, U.S.A.
               West Publishing Corporation                             Minnesota, U.S.A.
               Thomson Learning Inc.                                   Delaware, U.S.A.
            Thomson Professional & Regulatory Inc.                     Texas, U.S.A.
          The Dialog Corporation                                       Delaware, U.S.A.
          Medical Economics Company Inc.                               Florida, U.S.A.
          Prometric Inc.                                               Maryland, U.S.A.
          The Gale Group Inc.                                          Delaware, U.S.A.
          Institute for Scientific Information Inc.                    Pennsylvania, U.S.A
          Thomson Holdings Inc..                                       Delaware, U.S.A.
        The MEDSTAT Group, Inc.                                        Delaware, U.S.A.
  Thomson Holdings SA                                                  Luxembourg
    Drake Beam Morin, Inc                                              Delaware, U.S.A.
    Thomson Finance S.A.                                               Luxembourg
    The Thomson Corporation PLC                                        England
        The Thomson Organisation Ltd                                   England
          TTC (1994) Limited                                           England
              Thomson Information & Publishing Holdings Ltd.           England
                Thomson Information & Solutions Ltd                    England
                  Thomson Financial Ltd.                               England
                  Datastream International Ltd                         England


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                                     - 3 -

3.   DESCRIPTION OF THE BUSINESS

OVERVIEW

     We are a global leader in providing integrated information solutions to business and professional customers. In a global economy in which the flow of information is vital, we supply vast amounts of value-added information to our customers, in both print and electronic formats. We increasingly deliver our information electronically, with applications and tools that enable our customers to adapt it and combine it with their own information. By enhancing the timeliness and effectiveness of our customers' use of information, we help them serve their customers better.

     We serve customers in the following sectors: law, tax, accounting, financial services, higher education, reference information, corporate training and assessment, scientific research and healthcare. We believe these sectors are fundamental to economic development globally and consequently have potential for consistent long-term growth.

     We have a leading market position and well recognized and respected brands in each of our principal markets. Our revenues, which in 2001 totaled $7.2 billion, are generally recurring or predictable. Approximately 61% of our revenues in 2001 were generated under subscription arrangements, with advertising accounting for only 4%. Our revenues are also diversified. In addition to having multiple lines of business, we have over 20 million users and no single customer accounts for more than 2% of our revenues. In 2001, 82% of our revenues were from our operations in the United States and we have users in approximately 130 countries worldwide.

     CORPORATE CENTER AND MARKET GROUPS

     Our corporate center initiates and executes strategy and manages other company-wide functions. We organize our operations in four market groups that are structured on the basis of the customers they serve:

     o    Thomson Legal and Regulatory,

     o    Thomson Learning,

     o    Thomson Financial, and

     o    Thomson Scientific and Healthcare.

     By centralizing key functions in our corporate center, we foster a company-wide approach while allowing our market groups sufficient operational flexibility and scope for initiative in dealing with customers. In addition to identifying new business opportunities and acquisitions, our corporate center oversees the planning processes of our market groups and their implementation of strategy and assesses their performance. Our corporate center develops and executes capital strategy, including tax planning, and determines the overall direction on technology. In addition, our corporate center has the responsibility for the appointment of senior executives and their training and development.

     The following table summarizes certain information about our four market groups relating to 2001 revenues, employees and countries in which they operate.

                           MARKET GROUPS - OPERATIONS

                                                                               PERCENTAGE OF
                                                           PERCENTAGE          REVENUES FROM
                                          REVENUES(1)     OF REVENUES(1)(2)  ELECTRONIC DELIVERY(1)  COUNTRIES(3)   EMPLOYEES
                                          --------        -----------        -------------------     ---------      ---------
                                       (in millions)
Thomson Legal and Regulatory........      $ 2,827             39%                    52%                 30           17,000
Thomson Learning....................        1,851             26                     31                  26           13,000
Thomson Financial...................        1,590             22                     89                  27            9,200
Thomson Scientific and Healthcare...          697             10                     53                  13            3,800

----------
(1) Represents revenues from ongoing businesses, which exclude disposals. Disposals are businesses sold or held for sale which do not qualify as discontinued operations.
(2) Percentages are calculated on the basis of revenues from ongoing businesses, including revenues of our corporate and other category. That category includes the results of Thomson Media, which was previously designated for sale but subsequently retained.
(3)  Represents countries in which the relevant market group has operations.


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                                     - 4 -


     We engage in businesses that we believe can readily be extended into new markets by capitalizing on our expertise in adapting existing successful products and services, our strong brands and our technology platforms. By delivering our products and services electronically, we have access to existing and new customers around the world. We have recently undertaken a significant initiative to increase the awareness of the Thomson brand, which involves linking the Thomson name with our many well recognized product and service brands. We believe the heightened awareness of the Thomson brand will become a significant asset in supporting our global growth initiatives.

     INFORMATION AND TECHNOLOGY

     We believe the breadth and depth of our value-added information and our technological strength are significant competitive advantages.

     Compiled over many decades, our collection of information is one of the world's largest and we maintain much of it in electronic databases. Our Westlaw databases, for example, contain the equivalent of approximately 400 million printed pages and our Gale online reference library includes the equivalent of approximately 125 million printed pages. We have generally enhanced the value of our information, including that derived from public sources, by adding proprietary editorial content, formatting, organization and indexing. We also create some of our information, such as textbooks and course materials. We keep our information up to date with a large staff of professionals, researchers and technology specialists. Much of our information is not available to our customers from other sources in the value-added form in which we provide it.

     Our customers rely on our information for its accuracy, comprehensiveness and utility as well as on the ready access to it that we provide. For example:

     o lawyers depend on our Westlaw databases of legal cases, legislation and other legal information that we have supplemented with summaries and classified by topic areas and points of law,

     o investment professionals and analysts work with our First Call Analyst database that aggregates 26 years of financial results and analysts' earnings estimates for over 18,000 companies, including all of the companies in the S&P 500 index,

     o college professors teach from our Wadsworth and other textbooks authored by experts in the most popular disciplines, including the humanities, social sciences, languages, science, mathematics, engineering and business, which are augmented by electronic teaching aids, such as online interactive supplements and websites,

     o librarians consult our Gale's online reference library of proprietary reference material, periodical content and primary source research information, and

     o physicians and other healthcare professionals check our Physicians' Desk Reference product, a directory of Food and Drug Administration approved drug-labeling information.

     Since the early 1990s, we have invested in technology to build platforms that have sufficient scale and scope to meet the needs of our customers globally. We have the flexibility to deliver our products and services to our customers electronically in a variety of ways, including over the Internet and our own proprietary platforms. As a result, our products and services are readily integrated into the systems of our customers. In 2001, 54% of our revenues were derived from products and services delivered electronically, up from 45% in 1997.

     We also use technology to develop new products and services and to repackage and reuse our information and applications in a variety of ways to create integrated solutions that serve customers effectively. In developing products and services, we purchase or license and use widely available operating and data management systems, software and other components and we typically enhance them by adding applications and tools that we design.





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                                     - 5 -


     KEY BRANDS, PRODUCTS AND SERVICES

     The following table summarizes our key brands and products and services by market group and customers.

MARKET GROUP          CUSTOMERS                       KEY BRANDS          KEY PRODUCTS AND SERVICES
-----------------------------------------------------------------------------------------------------------------------
Thomson Legal and     lawyers,                        West                legal information-based products and services
Regulatory            law students,                   Westlaw
                      legal professionals             Sweet & Maxwell

                      tax professionals,              RIA                 tax and accounting information-based
                      accountants                     Creative Solutions  products and services

                      business professionals          Dialog              online databases of business information and
                                                      NewsEdge            current and archived news
-----------------------------------------------------------------------------------------------------------------------
Thomson Learning      professors, students,           Wadsworth           textbooks and electronic course materials in
                      business professionals                              the humanities and social sciences

                                                      South-Western       textbooks and electronic course materials in
                                                                          business and economics

                      libraries, corporations,        Gale                printed and electronic reference materials,
                      reference centers                                   electronic databases of magazine, newspaper
                                                                          and periodical content, microfilm
                                                                          collections and encyclopedias

                      corporations, government        Prometric           technology-based test delivery and
                      agencies                                            assessment services including test
                                                                          preparation, test results processing and
                                                                          certification program creation

                                                      NETg                online and instructor-led information
                                                                          technology and business skills training
-----------------------------------------------------------------------------------------------------------------------
Thomson Financial     portfolio managers,             First Call          online databases of financial information
                      research analysts               I/B/E/S             including brokerage research, forecast data,
                                                                          market indices data, institutional holdings
                                                                          data, SEC filings and news

                      investment bankers              Securities Data     online databases of global information on
                                                                          mergers and acquisitions

                      institutional and retail        ILX                 electronic financial information including
                      traders,                                            real-time market data such as stock quotes
                      investment advisors                                 and news
-----------------------------------------------------------------------------------------------------------------------
Thomson Scientific    pharmaceutical/biotechnology,   Derwent World       indexed and abstracted databases of patents
and Healthcare        chemical and engineering        Patent Index
                      companies, government
                      agencies, research
                      libraries, universities

                                                      ISI Web of Science  website for research scientists providing access to over 8,500 abstracted and indexed
                                                                          journals, journal article cited references,
                                                                          meetings and conference proceedings

                      physicians, other health        Physicians' Desk    database of Food and Drug Administration
                      professionals, pharmaceutical   Reference           approved drug monographs, delivered in print
                      companies, hospitals, poison                        and electronic formats
                      control centers, government
                      agencies

                                                      Micromedex          drug, clinical, toxicological and
                                                                          environmental database products

                      pharmaceutical companies,       Gardiner-Caldwell   continuing medical education training for
                      physicians                      Physicians          physicians in connection with new drug
                                                      World               launches
-----------------------------------------------------------------------------------------------------------------------

     INTEGRATED INFORMATION SOLUTIONS

     Based on the particular needs of a customer segment, we combine our products and services to create integrated information solutions. Our integrated information solutions provide our customers with value-added information from one or more sources along with applications and tools that enable them to use it in a manner that suits them best, including by adapting it and combining it with their own information. As customers take advantage of this flexibility, our solutions are increasingly integrated into their workflow.

     We provide users with a wide variety of integrated information solutions. Some examples are:

     o Westlaw enables lawyers to research points of law or related commentary online with sophisticated features that guide them through our databases,

     o First Call Analyst integrates a range of our products and services and our customers' own data on a single delivery platform, allowing investment professionals and analysts to review the research of others and produce their own analysis, utilizing applications that, among other things, enable them to compare estimates of companies' earnings with actual results,

     o NETg electronic courses and instructor-led sessions and Course Technology manuals and books are combined with Prometric specialized certification examinations to allow information technology professionals both to learn and to measure the results of their learning, and

     o ISI Web of Science offers access to primary journal information, relevant literature, abstracts and citations across multiple databases as well as search, bibliography and writing tools, such as an automated alert feature that identifies relevant newly published material, enabling scientists to improve their productivity in research and writing.

     Our integrated information solutions are evolving to reflect technological change and are becoming increasingly sophisticated and comprehensive in response to our customers' needs. In developing new products and services, we are focusing on expanding the range of our integrated information solutions for users. In addition, we are positioning ourselves to offer our customers enterprise solutions that improve productivity across entire organizations. For example, for financial services enterprises, by combining First Call Analyst and other products and services, we will be able to integrate each phase of the investment process from initial research through trading in securities to settlement of trades. We have also begun to help lawyers manage the business aspects of their professional practice, with our ProLaw software solution for document management, case management, recording lawyers' hours, billing and other records management and our FindLaw solution for marketing through an online legal directory and websites created for lawyers.

TRANSFORMATION

     Since the 1980s, we have been engaged in publishing business and professional information, until recently within a multi-business enterprise. We have now largely completed a strategic transformation through which we have divested other businesses and have become focused on information businesses. We believe that as a result of our transformation, each of our market groups has sufficient scale and scope to compete effectively on a global basis and that we have greatly improved our ability to evolve and grow as a provider of integrated information solutions and generate strong financial results.

     In addition to information publishing, in the early 1990s we carried on two other principal businesses: leisure travel services based in the United Kingdom and community and other newspapers in the United States, Canada and the United Kingdom. Both our travel and our newspaper businesses were cyclical and consumer-focused, with the latter highly dependent on advertising revenues. Recognizing that our information publishing business had the greatest potential for growth, especially by capitalizing on technological developments, we increasingly focused on building this business, utilizing the strong cash flow from our other businesses.

     In 1996, we acquired West Publishing, a U.S.-based provider of primarily legal information, for $3.4 billion. We made West the core of our legal and regulatory group and became a leader in this sector. We have used West's leading technology platform as the base for expanding electronic delivery of our information-based products and services. In addition, by acquiring West we took a substantial step in shifting our strategy to focus on professional and business customers and a subscription-based revenue model.

     Subsequently, we made other strategic acquisitions of information businesses, including:

     o in our learning group, we greatly increased our scale by purchasing academic publishing and corporate training businesses of Harcourt for $2.1 billion in 2001 and we acquired Prometric, the leading provider of computer-based testing, for $775 million in 2000, and

     o in our financial group, we greatly expanded the breadth and depth of our products and services by purchasing Primark, a global provider of financial information, and Carson, a global provider of investor relations products and services, for an aggregate amount of $1.3 billion in 2000.

In addition, we have regularly made other tactical acquisitions that complemented our existing information businesses. Many acquisitions were in effect the purchase of information or a product or service that we integrated into our operations to broaden the range of our offerings. As alternatives to the development of new products and services, these acquisitions had the advantages of faster integration into our product and service offerings and cost efficiencies.

     As part of our transformation, we also divested successful but mature businesses that were no longer core holdings, including:

     o our leisure travel business, which we disposed of in 1998 for proceeds of $1.9 billion, and

     o our community newspapers and a related 50% interest in a newsprint manufacturing business, which we sold in 2000 and 2001 for aggregate proceeds of $2.8 billion.

     The principal sources of funding for our transformation were divestitures and cash flow from operations, as well as debt and investment by Woodbridge under our dividend reinvestment plan.

     While effecting our transformation, our EBITDA grew from $1.2 billion, or 17% of revenues from continuing operations, in 1995 to $1.8 billion, or 25% of revenues from continuing operations, in 2001. The following charts illustrate our transformation, showing the replacement of revenues and EBITDA from our former travel and newspaper businesses with revenues and EBITDA, respectively, from our information businesses.

                [REVENUES FROM CONTINUING OPERATIONS BAR CHART]



                [EBITDA FROM CONTINUING OPERATIONS BAR CHART]


STRATEGY

     Our strategic objective is to be the foremost global provider of integrated information solutions to businesses and professionals in markets with consistent long-term growth prospects. In order to achieve this objective, we apply the following strategy consistently across our market groups.

     CREATING VALUE FOR CUSTOMERS BY PROVIDING INTEGRATED INFORMATION SOLUTIONS

     We provide integrated information solutions that create value for our customers. We supply value-added information and use technology to deliver it faster and in a form that enables our customers to use it flexibly and efficiently. As we meet our customers' needs for more and better solutions, we enhance their ability to serve their customers. Our solutions also become integral to our customers' workflow and businesses, which is conducive to a high level of customer retention. Accordingly, we seek to grow primarily by expanding our opportunities to serve our customers, in addition to improving our market share. To do so, we will continue to expand the breadth and depth of the integrated information solutions we offer to our customers.

     LEVERAGING OUR TECHNOLOGICAL PLATFORMS AND OTHER ASSETS AND CAPABILITIES TO GENERATE GROWTH AND EXPAND MARGINS

     We have technological platforms of scale and scope, high quality information, strong brands and skilled senior management and employees. We plan to capitalize on our technological strength and these other assets and capabilities to generate revenue growth and expand our profit margins.

     We seek to leverage our investment in technology to lower the cost of developing and marketing new products and services and realize operating efficiencies. Using the systems we now have, we can adapt products and services developed for customers in one sector for those in others. Having designed a technological application to permit one customer to use our information, we can modify that application for utilization of the same or other information by another customer. We are using strong brands in one country - such as Westlaw in the United States - as the basis of entry into others. We are also building Thomson as a global co-brand to foster the development of our product and service brands. We continue to emphasize the recruitment, training and career development of our people, on whose ability and creativity our business depends. We deploy management across our market groups to broaden work experience, foster cross-fertilization of thinking and encourage a common management approach.

     EXPANDING ELECTRONIC DELIVERY TO IMPROVE SCALABILITY

     We believe that our focus on electronic delivery allows us to respond more effectively to our customers' needs, to provide products and services that have more features and to enhance our customers' ability to use our information as it suits them. We also believe that our focus on electronic delivery permits us to expand more readily into new markets. By expanding electronic delivery of products and services, which can generally be done at lower variable costs than those that are print-based, we believe that we will generate revenue growth and expand our profit margins.

     EXPLOITING INTERNATIONAL EXPANSION OPPORTUNITIES

     We plan to continue to invest outside of North America, which we expect will enable us to accelerate our overall rate of growth. Our businesses are readily expandable into new geographic markets and we intend to grow them internationally, particularly in Europe, Latin America and Asia-Pacific. Many of our products and services developed originally for the United States or other markets can be modified and offered internationally. Many of our customers operate internationally, which gives us the opportunity to expand with them. In addition, the scalability and flexibility of our technology platforms allow us to reach customers globally.

     ASSESSING ACQUISITIONS

     Within our existing businesses, we have opportunities to evolve and grow and can achieve our strategic objective. We plan to grow by reinvesting in our existing businesses. We will continue to regularly evaluate and make acquisitions that broaden the range of our product and service offerings. We will also continue to assess the acquisition of new businesses that can either improve our ability to serve our existing markets or allow us to enter new markets effectively. We believe that we have demonstrated the ability to identify acquisitions that enhance or complement our business, evaluate them in a disciplined manner and execute acquisition transactions effectively. We also believe that our experience in integrating acquired businesses allows us to eliminate cost redundancies and combine the acquired products and services with our existing offerings, resulting in incremental revenues, expanded profit margins and improved potential for revenue growth.

     We also continue to assess strategic alliances and joint ventures, especially when entering new markets. Examples include U21global, our joint venture with 16 leading research universities from around the world to form an online university, and our Omgeo joint venture with The Depository Trust & Clearing Corporation that provides post-trade transaction services to our financial services customers.

     ACHIEVING SUPERIOR LONG-TERM RETURNS AND MAINTAINING FINANCIAL DISCIPLINE

     We manage our businesses and deploy our capital to maximize returns to shareholders over the long term. In growing our businesses, we will continue to rely on our recurring revenues, strong cash flow from our operations and our strong balance sheet.

     We make disciplined investment decisions largely on the basis of return on invested capital and other long-term financial measurements such as discounted cash flow and internal rate of return. Since the early 1990s, we have invested to focus ourselves on providing integrated information solutions and to build technology platforms. Having made these investments, we aim to achieve improved returns on invested capital through sustained revenue growth, realizing operating efficiencies and leveraging our technology. We expect that the percentage of our revenues that we spend on technology will decrease, although we plan to continue to invest in technology at significant levels.

     We assess each of our businesses on the basis of annual performance targets. In making any tactical acquisitions that complement our existing businesses, we will generally do so on the basis that the acquired business, while adding to our capacity for growth over the long term, will also be expected to increase our return on invested capital and earnings by the second year after it is acquired.

THOMSON LEGAL AND REGULATORY

     Our legal and regulatory group provides integrated information solutions to legal, tax, accounting, intellectual property, compliance and business professionals. We offer a range of over 12,000 products and services primarily based on our electronic databases of legal, regulatory and business information and news. We maintain one of the largest electronic databases of legal, regulatory and business information and news in the world that currently includes more than 60 terabytes of data, which is equivalent to more than 800 million printed pages of information. Our information-based products and services are in most cases available in both print and electronic formats to satisfy our customers' requirements. Information is offered electronically primarily through the Internet and more recently through newly developed wireless technology. Information offered electronically is combined with analytical tools and software applications that enable our customers to search, analyze and manipulate the information to increase their productivity. We also offer non-content based products and services to our customers such as software to assist lawyers and accountants with management functions, including document management, case management, records management, billing and accounting. We also offer software that assists tax professionals with preparing and filing tax returns. More recently, we have begun to offer online legal directories to assist our customers in their client development initiatives and continuing legal educational programs. We have more than one million customer accounts with more than 120,000 users of our online services each day and provide integrated information solutions to more than 95% of the 100 largest law firms in the world.

     We derive our legal, regulatory and business information and news from public sources and through licensing arrangements with third-party providers and continually update it. This information is continually updated. We also enhance this information with editorial analysis and organize, categorize and combine it with other value added features enabling our customers to more readily use it in their daily workflow.

     In 2001, approximately 75% of our legal and regulatory group's revenues from ongoing businesses were derived from legal products and services, 18% were from tax and accounting products and services and 7% were from business information and news. The following table provides a breakdown of our legal and regulatory group's revenues from ongoing businesses in 2000 and 2001 as a percentage of the group's revenues from ongoing businesses by product format, revenue origin and revenue type.

                              REVENUE BREAKDOWN(1)

                                                    2000                2001
                                                    ----                ----
REVENUE BY PRODUCT FORMAT:
   Electronic.................................       52%                 52%
   Print......................................       40                  39
   Other......................................        8                   9

REVENUE BY ORIGIN:
   North America..............................       86%                 85%
   Europe.....................................       10                  10
   Asia-Pacific...............................        3                   3
   Latin America..............................        1                   2

REVENUE BY TYPE:
   Subscription...............................       91%                 91%
   Advertising................................        -                   -
   Other......................................        9                   9

-----------------
(1) Represents percentages of revenues from ongoing businesses, which exclude disposals. Disposals consist of results of businesses sold or held for sale which do not qualify as discontinued operations.

     Revenue is earned relatively evenly over the course of the year but is slightly higher in the fourth quarter since a significant number of our print-based products are updated during this period corresponding to most legislative sessions in the United States. Revenue is recognized in connection with subscriptions for our online services throughout the year and not in connection with the update of information. Since our product mix is becoming increasingly electronic, with most of our new products and services being developed in that format, future revenue will be earned more evenly throughout the year. Our subscription contracts generally have a term of one year and renewal dates are spread throughout the year.

     In 2001, our largest customer was the United States federal government through its various agencies that together accounted for approximately 3% of the group's revenues. No other single customer accounted for more than 1% of the group's revenues.

     MARKETS

     According to our estimates, the global market for legal and regulatory information in which we operate generated more than $12 billion in revenues in 2001. We estimate that legal information represented approximately 57% of the market while regulatory information represented approximately 43%. Our estimates indicate that the market for legal and regulatory information in most developed countries is relatively mature with average annual revenue growth rates expected to be approximately 3%. Growth in this market tends to correlate with gross domestic product growth. However, we believe there are significant opportunities to expand the market by offering information combined with innovative software products and services.

     In 2001, according to our estimates, we were the leader in the global legal and regulatory information market, accounting for approximately 21% of the market. This is primarily a result of our leading position in the United States legal information market, of which we estimate we accounted for approximately 48%.

     As the economy becomes increasingly global, the demand for legal and regulatory information on a global basis is increasing. Similarly, some of our largest customers are becoming increasingly global. These customers require a broader array of products and services to meet their varied information needs. Increasingly, our global customers prefer their information needs to be met by one strategic partner as opposed to multiple providers to ensure consistency.

     Technology also continues to affect the market for legal and regulatory information. The availability and reliability of the Internet and the demand for faster access to information has significantly increased the demand for products and services online. In addition, the Internet has made it much easier to both deliver and receive information and services. Many of our smaller customers can now access information and services over the Internet that were previously unavailable to them.

     Competitive differentiation in the market for legal and regulatory information is becoming increasingly difficult to demonstrate through traditional means such as content and reliability. We believe that value-added products and services are increasingly becoming the point of competitive differentiation. As a result, information providers are putting a greater focus on, and offering a broader selection of, value-added products and services, including non-information based products. In addition, brands are becoming increasingly important as customers associate brands with value.

     We believe that we maintain an advantage over our competitors as a result of the breadth and depth of our products and services and our ability to respond to market demands quickly and effectively. We believe our focus on technology as a critical component in meeting our customers' needs differentiates us from some of our competitors that have historically invested in technology at much lower levels.

     Online business information and news services supply a variety of current and archival business information and news to professionals in a wide variety of areas such as marketing, strategic planning, business development and research and development. According to our estimates, the global market for online business information and news in which we operate generated more than $2 billion in revenues in 2001. We estimate that, in 2001, we were one of the leading providers of online business information and news with a market share of approximately 12%. According to our estimates, the global market for business information and news has had average annual revenue growth rates ranging from three to five percent in recent years. Similar to the legal and regulatory information market, the availability and reliability of the Internet has increased the demand for business information and news online, which is driving growth in this market.

     OPERATIONS

     Legal

     Based primarily on our West business, we are the leading provider in the United States of legal information-based products and services, offering our customers access to over 16,000 databases. We provide integrated information solutions to virtually every large law firm, significant government institution and law school in the United States and increasingly to small and mid-sized law firms and corporate in-house legal professionals.

     Our information includes case law, statutes, administrative material, law reviews and treatises, lawyer profiles, legal commentary, public records and legal forms, in print and electronic formats. Cases, statutes and other legal information published by our West business are generally enhanced by head-notes, synopses, key topic numbers and other editorial enhancements prepared by our staff of lawyers and editorial professionals. These editorial enhancements facilitate more productive searching and researching by our customers. For instance, our case synopses are a concise summary of an entire case which includes the legal determination, legal principles referred to, procedural history and related facts of the case. A case synopsis allows our customers to quickly determine the value and relevance of a case and allows our customers accessing Westlaw to uncover with a keyword search related cases that might otherwise have been missed since our case synopsis includes synonyms, acronyms, terms of art, generic names and legal relationship terms that may not be included in the case itself. We also enhance our legal content with a proprietary editorial feature known as the West Key Number System. The West Key Number System is a master classification system under which each point of law is assigned a key number and which includes more than 400 topic areas and 100,000 points of law. Our topical outline allows our customers to identify the key number that corresponds to a specific area of law. Using the key number, our customers can search for topically related cases and commentary.

     Through West, we also offer KeyCite, an online citation research service that, among other things, enables our customers to trace the history of a case, statute, administrative decision or regulation to determine if it is still authoritative, to retrieve a list of cases that cite a particular case or compile a table of authorities. We launched KeyCite in 1997 and it is now used online by more legal professionals than any other competing service.

     We also operate legal information businesses in Canada, the United Kingdom, Denmark, France, Ireland, the Netherlands, Spain, Sweden, Australia, Hong Kong, New Zealand, Brazil and Argentina through local operations and in Switzerland through a joint venture. Through these businesses we provide a range of primary materials such as case law and statutes and secondary materials such as treatises and legal commentary specific to the countries in which we operate.

     Westlaw is our online delivery platform. Most of our customers access our products and services over the Internet through Westlaw.com. We also offer access to Westlaw using newly developed wireless technology. Westlaw offers numerous search features and navigation tools that enable our customers to search our databases to research points of law, build tables of authorities or search for other topically related commentary. Westlaw allows our customers to customize a search by limiting it to only those databases that are relevant to them. We recently introduced mywestlaw.com, an innovative set of features that allows individual users to customize Westlaw by focusing on specific jurisdictions or practice areas. Our offering of mywestlaw.com, together with increased use of the Internet, has allowed us to further penetrate the market for smaller and specialized law firms.

     Westlaw was launched in the United Kingdom in 2000 and is now used by 76 of the 125 largest U.K. law firms. Westlaw UK offers a combination of legal information from the United Kingdom and the European Union, derived from our legal publishing businesses in those jurisdictions, together with information licensed from third-parties, such as business information and news from Dow Jones & Company, Inc. Customers may also access, on a transactional basis, legal and regulatory information from West in the United States and our other businesses such as Dialog, our global online provider of business information and news. In addition, we are currently offering Westlaw online services in Australia, Denmark, Spain and Sweden. In each case, we offer local content, owned or licensed by our operations in that region, and supplemented with relevant information from other regions of the world such as our databases of European Council directives maintained by our ELLIS business unit. We are currently developing Westlaw online services in Canada and Germany.

     In addition to launching a customized online service in each of these countries, we also provide a basic Westlaw service, known as Westlaw International, in Argentina, Hong Kong, Japan, New Zealand and Singapore. Through Westlaw International, we are able to offer our current online products and services to customers in markets where we may not have an existing publishing presence or have not yet developed a fully customized Westlaw service.

     In 2001, we acquired ProLaw, which offers software that assists primarily small and mid-sized law firms with front and back-office management functions including document management, case management, accounting, billing and records management. In 2001, we also acquired FindLaw, which maintains web-based services in the United States offering access to a legal directory, legal news, a legal career center and other legal resources. FindLaw charges law firms a fee to be included in its online legal directory but users may search its legal directories and other products and services free of charge. FindLaw also provides website design and hosting services to more than 6,000 law firms.

     We offer integrated information solutions to assist professionals in developing and protecting trademarks. Through Thomson & Thomson, Compu-Mark and Brandy, a Japanese joint venture, we maintain a database containing all current trademark registrations in the United States, Japan, Malaysia, Singapore, Canada and most European countries. We also offer a wide range of products and services that cover all aspects of developing and protecting a trademark, including enabling customers to screen trademarks, determine the availability of trademarks, protect trademarks from infringement and search domain names.

     Our West Education Group, formed in 2001, is a leading provider of educational solutions to legal professionals and law students in the United States. Through BAR/BRI, we provide bar examination review courses and materials. We also maintain a legal text book publishing business with over 1,200 titles making us a leading provider of casebooks and other learning materials to law students in the United States. In 2001, we launched West LegalEdCenter, a provider of continuing legal education materials which offers one of the largest selections of video and audio continuing legal education programs on the Internet including more than 1,800 hours of accredited content. In addition to providing a stable source of revenues, we believe that our educational business provides us with a competitive advantage by giving us the opportunity to develop relationships with our professional customers beginning during their formal training and continuing throughout their careers. For example, our presence in the legal education market enables us to develop a preference among junior legal professionals for our products and services, such as Westlaw. We believe these relationships increase demand for our products and services.

     We primarily sell directly to our customers. In the United States, we have approximately 490 regionally-based sales representatives in addition to a team of more than 400 account managers and 120 sales representatives who work out of our offices to ensure that our existing customers' needs are met. In many of the countries in which we operate outside the United States we have a regional sales force that focuses on marketing and selling our products to customers located in that country.

     Tax and Accounting

     We provide tax and accounting professionals with integrated information solutions. We offer regulatory information such as relevant statutes, regulations, commentary and practice guides and tax and accounting software to assist our customers in their daily work. Over the past four years, we have made significant changes in our regulatory business by exiting businesses and product lines that provided low operating margins or were inconsistent with our overall strategy.

     Our regulatory information is made available in both print and electronic formats. In 2001, we introduced a new version of our online product, Checkpoint 4.0, which provides our customers with increased speed of service and the flexibility to link to a broader collection of databases. We continue to add additional content in this area. As a result of these initiatives, the number of customers subscribing to the service increased by approximately 14% in 2001 and we believe we will be able to firmly establish ourselves as the market leader by continuing to develop our electronic services.

     We also offer a comprehensive line of integrated tax, accounting and practice management software solutions to assist our customers in improving their productivity and profitability. Through Creative Solutions, we offer software products that perform payroll, write-up, bookkeeping, audit and practice management functions and enable our customers to interact with their clients through the Internet. In addition, we offer tax accounting software known as UltraTax which assists our customers in the preparation of tax returns and enables them to file tax returns electronically. Through our Fast-Tax Trust Services business, we provide our customers with a specialized range of products for managing trust accounting, from tax preparation software to complete tax preparation services. Our regulatory business is currently focused on integrating our developing software business and our information business to create a broader offering of solutions.

     We market and sell our tax and accounting information and software products to tax and accounting professionals through our 96 regionally-based sales representatives and through our 161 sales representatives who work out of our offices. In addition, we have been successful in selling a significant amount of our products and services over the Internet. Focusing our marketing and sales efforts on Internet sales has allowed us to broaden our range of customers and reduce sales and marketing costs. We also use the Internet to provide product support to our existing customers.

     While our principal market is the United States, we also provide tax and accounting professionals with information solutions in Canada, Sweden, Denmark, Australia, New Zealand and Brazil through domestic operations in each country.

     Business Information and News

     Our legal and regulatory group manages Dialog, a leading global online provider of business information and news to a wide range of customers of all our market groups, including business, science, engineering, financial and legal professionals. The information offered by this service includes content relating to pharmaceuticals, science and technology, medicine, intellectual property, government regulations, social sciences, food and agriculture, news and media, business and finance, reference, energy and the environment and chemicals. Dialog provides online access to 15 terabytes of data, which is equivalent to more than 350 million printed pages of information. This is comprised of approximately 1.3 billion records. These data are primarily licensed from third parties and are derived from more than 200,000 sources, such as publicly filed documents, industry literature and trade journals. This makes the Dialog database one of the largest of its kind in the world. In September 2001, we acquired NewsEdge, an online provider of current and archival news licensed from third parties, and integrated it with Dialog. Dialog and NewsEdge allow our customers to identify current information on particular topics and to search our archival databases for information on particular topics to assist in their research activities. Through Dialog Newsroom, we bundle Dialog's and NewsEdge's products and services together to provide our customers with a complete solution for news and business research and monitoring.

     Dialog has operations in 29 countries and global customer support centers in London, Raleigh, North Carolina and Sydney, Australia. Dialog provides business information and news services to more than 25,000 corporate customers and more than 100,000 professional researchers and is accessed by over two million end-users worldwide. We market and sell Dialog through our global sales forces of 277 regionally-based sales representatives and 36 sales representatives who work out of our offices.

     We are focusing on the expansion of Dialog by making it available in combination with Westlaw. In addition, through Dialog we are offering content from our other market groups such as patent information from Derwent in our scientific and healthcare group and reference information from Gale in our learning group. To support this initiative, we are converting Dialog's content formats so that they are compatible with Westlaw's next generation technology platform. This will improve our ability to offer content from our other market groups through Dialog and to combine Dialog with our other online services.

     TECHNOLOGY

     In our legal and regulatory group, we maintain a sophisticated electronic infrastructure and highly developed online systems and support capabilities to provide our customers with products and services primarily through the Internet. In particular, we maintain two data centers with several hundred servers that have the capacity to handle over 18 million transactions per day from 10,000 simultaneous users. We are continuing to develop the next generation of Westlaw's online delivery platform which utilizes new and highly scalable technologies resulting in significantly enhanced capabilities. This platform hosts other online services such as Checkpoint, and will soon host Dialog. Moving to our next generation platform will allow us to more easily combine content from our various online services, reduce product delivery costs and reduce development time for new products and services. We are also significantly upgrading and standardizing our applications and infrastructure, enabling us to support more sophisticated web transactions to enhance our ability generally to market and sell our products over the Internet.

     STRATEGIC IMPLEMENTATION

     Our legal and regulatory group is implementing our corporate strategy through the following initiatives:

     o Broadening our offerings with non-content based products and services. We are continuing to develop and acquire innovative non-content based products and services which generate additional revenues and enable us to become further integrated into our customers' daily workflow. For example, we have introduced practice management software, continuing education programs and marketing services to our legal customers. Since these products are integral to our customers' businesses, they serve to strengthen our relationships with our customers.

     o Expanding global access to our information through the Internet. To increase global access to our information through the Internet, we have followed the introduction of Westlaw in the United Kingdom by offering Westlaw online services in Australia, Denmark, Spain and Sweden. In addition, we are currently developing Westlaw online services in Canada and Germany. The global expansion of Westlaw was made possible by a combination of our Westlaw.com platform and our next generation online platform.

     o Expanding into new markets in Europe, Latin America and Asia-Pacific. We continue to pursue opportunities to develop or acquire leading positions in markets that we believe offer stable long-term growth. We have over the past two years acquired businesses in Argentina, Australia, Brazil, France, Germany, New Zealand, Spain, Sweden and the United Kingdom. We continue to view Latin America as an area offering growth prospects due to the increasing use of technology, growing number of professionals and complexity of the legal system. Germany and Japan also offer significant opportunities due to the size and fragmentation of the markets.

     o Combining our online services and offering content from other market groups. We are increasing our penetration of the legal, regulatory and business information and news markets by combining our online services and offering content from other market groups. For example, we are combining Dialog with Westlaw and offering the combined service to our existing customers. In addition, the combination of NewsEdge with Dialog and the addition of content from our other market groups has allowed us to pursue a broader customer base for Dialog. As we continue to move our key products and services to our common, next generation online platform, we are enhancing our ability to combine our online services and offer content from across our market group through our existing online services.

     COMPETITION

     Our primary competitors in the legal and regulatory information market are Reed Elsevier and Wolters Kluwer, who we compete with in the United States and in many of the other countries in which we operate. We also compete with smaller domestic competitors in our international markets.

     In the business information and news market we compete with other business information and news aggregators, the most significant being Factiva, a joint venture between Reuters and Dow Jones. In addition, we compete with smaller competitors such as OneSource Information Services, Inc., Hoover's Inc., Ovid Technologies, a subsidiary of Wolters Kluwer, and STN International that focus on specific segments of the business information and news market.

     PRINCIPAL PRODUCTS AND SERVICES

     The following chart summarizes, by product and service type, the major brands and principal products and services of our legal and regulatory group.

PRODUCT AND
SERVICE TYPE      CUSTOMERS            MAJOR BRANDS(1)                 PRINCIPAL PRODUCTS AND SERVICES
------------------------------------------------------------------------------------------------------------------------
Legal             lawyers              West                            legal information-based products and services
                  law students         Westlaw (U.S., U.K.,
                  law librarians       Australia,    Denmark, Spain
                  trademark            and Sweden)
                  professionals        Carswell (Canada)
                  legal professionals  Sweet & Maxwell (U.K., Asia)
                                       ELLIS (The Netherlands)
                                       Aranzadi (Spain)
                                       Civitas (Spain)
                                       Karnov (Denmark and Sweden)
                                       Lawpoint (Australia)
                                       Lawbook Co (Australia)
                                       Brookers (New Zealand)
                                       La Ley (Argentina)
                                       Sintese (Brazil)

                                       ProLaw                          law firm management software

                                       FindLaw                         web-based legal directory and website creation
                                                                       and hosting services

                                       Foundation Press                text books, study aids, bar review courses and
                                       West Law School Publishing      continuing education materials
                                       BAR/BRI
                                       West LegalEdCenter

                                       Thomson & Thomson               trademark search and information services
                                       Compu-Mark (Europe)
                                       Brandy(2) (Japan)
                                       O. Gracklauer (Germany)
------------------------------------------------------------------------------------------------------------------------
Tax and           lawyers              RIA                             tax and accounting information-based products
Accounting        accountants          Checkpoint                      and services
                  consultants          PPC
                                       GEE (U.K.)
                                       IOB (Brazil)

                                       Creative Solutions              tax and accounting software and services
                                       Fast-Tax Trust Services
------------------------------------------------------------------------------------------------------------------------
Business          business             Dialog                          online database of business and scientific
Information and   professionals        NewsEdge                        information and current and archival news
News              scientists           Profound
                  consultants          Datastar
                                       Intelligence Data
------------------------------------------------------------------------------------------------------------------------


(1) Where brands are principally associated with products and services offered in countries other than the United States, the countries are indicated in parentheses.

(2)  Denotes a joint venture.

THOMSON LEARNING

     Our learning group provides integrated learning solutions to colleges, universities, professors, students, libraries, reference centers, government agencies, corporations and professionals. We help customers find the learning resources they need, learn using print and electronic resources and measure their learning success.

     Our publishing and reference business provides textbooks and related learning products used in colleges and universities, together with a broad range of online and print-based reference materials used in libraries, reference centers, colleges and universities. Our lifelong learning business provides electronic and print-based training, career education, vocational learning and testing and certification programs and materials to corporations, government agencies, universities, vocational schools, teachers and students.

     Over the past two years, we have transformed our learning group by acquiring the higher education and corporate training businesses of Harcourt and by adding Prometric, a key testing and certification business.

     In 2001, approximately 57% of our learning group's revenues from ongoing businesses were derived from our academic publishing and reference products and services and 43% were from our lifelong learning products and services. The following table provides a breakdown of our learning group's revenues from ongoing businesses in 2000 and 2001 as a percentage of the group's revenues from ongoing businesses by product format, revenue origin and revenue type.

                              REVENUE BREAKDOWN(1)

                                                    2000                2001
                                                    ----                ----
REVENUE BY PRODUCT FORMAT:
   Electronic.................................       31%                  31%
   Print......................................       68                   61
   Other......................................        1                    8

REVENUE BY ORIGIN:
   North America..............................       88%                  85%
   Europe.....................................        8                   10
   Asia-Pacific...............................        3                    4
   Latin America..............................        1                    1

REVENUE BY TYPE:
   Subscription...............................       14%                  20%
   Advertising................................        -                    1
   Other(2)...................................       86                   79

----------
(1) Represents percentages of revenues from ongoing businesses, which exclude disposals. Disposals consist of results of businesses sold or held for sale which do not qualify as discontinued operations.

(2) Other is primarily comprised of revenues from sales of our textbooks and related products.

     The greater proportion of revenues of our academic publishing and reference business is earned in the third and fourth quarters primarily due to the buying patterns in this market. Revenues in our lifelong learning businesses are earned more evenly over the year. Our customer base is diversified, with no single customer representing more than 3% of our revenues.

     MARKETS

     The global learning market can be divided into the primary and secondary school segment, the higher education segment, including post-secondary, college and university education, the library reference segment and the corporate training and testing segment. We participate primarily in the higher education, library reference and corporate training and testing market segments. The higher education segment is less cyclical than the primary and secondary school segment because it does not rely on public school districts to adopt textbooks and other learning materials and is less exposed to government-related budget constraints. The higher education market is also less capital intensive because publishers in this market are not required, as in the primary and secondary school market, to invest funds for book development prior to receiving a commitment from state education bodies that their books will be adopted and purchased. We participate in the library reference market because it has high electronic information adoption rates and its electronic information can be easily combined with our higher education products and services. We participate in the corporate training and testing market because we believe it has strong growth potential due to high electronic information adoption rates, the cost efficiency of digital delivery and the increasing demand for corporate training and testing products.

     While printed materials continue to be the most widely used learning resource, electronic resources are increasingly sought by instructors and students. With the shift to electronic resources, scale and operating efficiency are becoming increasingly important and accordingly significant investments need to be made in technology, marketing and distribution. Our acquisition of the higher education and corporate training businesses of Harcourt significantly increased the operational scale of our learning businesses. This acquisition also provided us with electronic capabilities that we are integrating with existing technologies and leveraging across our businesses to meet our customers' needs.

     Academic Publishing and Reference

     According to our estimates, the higher education publishing market in the United States, our primary market, generated approximately $3.4 billion in revenues in 2001 and outside the United States generated approximately $830 million. The higher education publishing market is generally not exposed to economic downturns and grew, globally, at an estimated rate of 5% in 2001 attributable in part to increasing university enrollments that were partially offset by the declining rate at which students purchased new textbooks. We are responding to this decreasing rate of new textbook purchases by supplementing our textbooks with electronic study and teaching aids that are not available with used books. We estimate that for 2001, our learning group had the second largest share of the higher education publishing market with approximately 22% in the United States and 15% outside the United States. In 2001, we estimate that our higher education business had the largest or second largest market share in 28 of the 36 academic disciplines in which we participate in the United States. We believe our strength in this market results from several factors, including the breadth and depth of our title list, author relationships, technology investments, scale and our specialized sales and marketing efforts.

     According to our estimates, the global library reference market generated approximately $6.2 billion in revenues in 2001. We estimate that the highest growth sector of this market is the electronic products segment, where growth rates have reached as high as 10% in 2001. According to our estimates, growth for print-based products was approximately 5% in 2001. We estimate that in 2001, we had the largest market share in the global library print reference market with approximately 36% and the second largest market share in the global library electronic reference market with approximately 16%. We believe our strength in the global library reference market results from several factors, including our technology investment, entrenched customer relationships, proprietary content and bundled products.

     A significant trend in the United States reference market is that consortia are increasingly being formed by libraries and reference centers to negotiate lower prices for information services. We are partially insulated from this pricing pressure because we offer our customers many highly valued proprietary products. We are also responding to this pressure by aggressively introducing new products and services designed to meet specific information needs.

     Lifelong Learning

     According to our estimates, the outsourced corporate training and testing market in the United States, our primary market, generated approximately $15.2 billion in revenues in 2001, of which approximately 70% was spent on instructor-led training. We believe that businesses are increasingly outsourcing training and are shifting spending from instructor-led to technology-based training. The corporate training and testing market can be affected by changes in the general economy as training budgets are often reduced in an economic downturn.

     The corporate training and testing market has traditionally been characterized by numerous small providers of specialized products and services. The smaller companies servicing this market are facing increasing pressure to consolidate as customers are demanding training solutions that combine traditional training products with electronic products and validation of training programs. Customers are also increasingly addressing training on an enterprise-wide basis and in some cases on a global basis.

     We believe we have one of the largest and broadest lifelong learning businesses, combining computer-based testing, electronic instructional materials for information technology and business skills training and print-based instructional materials for career education, technology and out-placement services.

     OPERATIONS

     Academic Publishing and Reference

     We provide textbooks, study guides and teaching guides in print and electronic formats for use in colleges and universities and electronic, print and microfilm reference materials for libraries, reference centers, schools, colleges, universities and corporations. Our major textbooks are supplemented by electronic teaching aids, such as online interactive supplements and websites. We publish in selected disciplines that we believe offer the highest long-term growth and where we have or believe we can attain substantial market share such as in the humanities, social sciences, languages, science, mathematics, business and economics fields. We create proprietary reference material, aggregate periodical content and primary source research information and integrate this information into a broad array of sophisticated online reference libraries. Our online reference library is one of the largest in the world and currently includes four terabytes of data, which is the equivalent of approximately 125 million printed pages of information. We also maintain academic microfilm collections that we provide to our library customers. We are currently digitizing our microfilm collection and include this content in some of our electronic products.

     Our textbooks and learning materials are authored by experts in the relevant discipline. We contract with our authors under long-term royalty arrangements. The authors work with our editors to prepare the original materials for new editions, revised editions and teaching supplements. The depth and breadth of our product offerings allow us to manage the release dates of major textbook titles so that revenues from new product releases are spread more predictably from year to year.

     The online interactive supplements and websites that complement our textbooks and other printed materials are an integral part of our textbook offerings. The additional content and electronic tools are designed to make the learning experience more effective. They also encourage sales of our new textbooks because only students who purchase these books receive special electronic supplements. For example, we provide purchasers of some new textbooks with a time-limited subscription to our Gale InfoTrac College Edition reference database, which contains approximately 4,000 full-text publications and an historical archive of selected titles.

     We are working to design new electronic products to promote more effective learning by students and more effective teaching and assessment by instructors. The Learning Equation, one of our new online instructional products, is designed to help college and university students who have difficulty learning math. Independent studies have shown this product to be more effective than traditional teaching methods. Another example is the Brooks/Cole Assessment, an electronic mathematics testing tool that recognizes mathematical symbols in questions and answers and is capable of evaluating student progress.

     We also provide electronic resource centers that aggregate reference information about particular topics. The Gale Resource Centers are devoted to topics such as literature, history and health. Through a newly established alliance with Ingenta, a major aggregator of electronic journal information, we have expanded our reference content. With a single search using Gale's InfoTrac service, customers worldwide are able to access online journals through Gale and Ingenta. We are also extending our reference business into new markets by providing supplements to core curricula taught in primary and secondary schools and expanding the distribution of reference products in the international and primary and secondary school library markets.

     We distribute our publishing and reference products internationally. We adapt textbooks and learning materials created for the United States market for sales abroad by, where necessary, translating them and supplementing them with local content. Our acquisition of the Harcourt higher education publishing businesses significantly increased the scale of our international business. The Harcourt businesses included strong titles in mathematics, statistics and the sciences which are more easily transferred to international markets than are, for example, humanities materials. In 2001, approximately 49% of the revenues earned from international sales of our academic publishing products and services were attributable to content created in local markets. In the international markets we distribute our higher education products and services predominately to universities, colleges, schools and reference libraries.

     In response to significant demand for higher education products and services outside North America, we formed a joint venture together with 16 leading research universities from around the world to create an online university, U21global, which will be a degree-granting institution providing online educational services, backed by the member universities. We will use our existing academic content, reference information and testing services as a basis for new online offerings. U21global is based in Singapore and will initially serve the Asia-Pacific higher education market.

     We are building on the position of our Heinle business as the third largest publisher of English materials for the higher education market to develop materials for the English as a foreign language and English as a second language learning markets. Demand for English-language training courses and related teaching and learning materials is expected to continue to grow as markets become increasingly global. The English-language training market is particularly appealing because these students tend to purchase a range of textbooks and ancillary workbooks and other learning aids. In addition, these materials tend to be updated less frequently, resulting in lower development expenses.

     We maintain one of the largest dedicated sales forces in the higher education publishing market in the United States, with more than 400 salespersons organized into groups specializing in each of our key academic disciplines. Our sales efforts are focused on college and university professors because they decide which textbooks to use and these textbooks are in turn purchased by college or university bookstores and sold to students. The two largest distributors in the United States of our academic publishing products in 2001 were Barnes & Noble and Follett. Bookstores may return unsold books to us. Since 1998 we have lowered the return rate for our textbooks through a program that uses incentives to encourage bookstores and other resellers to order an appropriate number of books and discourage returns. Outside the United States, the sale of our higher education products is handled by our sales force of more than 300 salespersons.

     Our academic reference materials are distributed through a 200-person sales force to academic and public libraries, corporations and other research-oriented customers. Our reference content is also resold through arrangements with a number of distributors.

     Lifelong Learning

     We provide outsourced electronic and print-based training, certification and testing solutions to corporations, government agencies, students and professionals. We also offer textbooks, study guides and teaching guides, in print and electronic formats, to technical and vocational schools, trade associations, professors, students and professionals. We are one of the world's largest providers of electronic and print material for broad-based information technology instruction. We offer our information technology and business skills training products and services to corporate information technology departments and corporate training departments and government agencies worldwide. We also provide strategic consulting and human resource out-placement services to corporate and professional customers.

     One of the strengths of our training and testing business is the breadth of our offerings. We maintain a repository of more than 75,000 electronic learning objects, which are self-contained instruction modules to teach specific skills primarily focused on information technology and business. These learning objects are self-contained modules that are used to create flexible and personalized training programs tailored to the needs of students.

     We also offer textbooks, teaching guides, study guides and practice tests to professionals who are seeking to maintain or upgrade their credentials and to professors and students in degree-granting technical and vocational schools. Our offerings are created for a wide variety of disciplines including administration, automotive, computer-assisted drafting, cosmetology, education, electronics, fire rescue, healthcare, security, travel and other trades.

     We have formed an alliance with UNext, which owns Cardean University, a U.S.-based online university, to provide its online business courses to our customers. Through this relationship, we have access to electronic courses that complement our proprietary courses. These include an online master of business administration program and online courses in leadership, management, electronic commerce, marketing, finance, accounting and business communications.

     We entered the testing and certification business in 2000 with our acquisition of Prometric and are now a leading global provider of computer-based test delivery and assessment services. In 2001, our testing business delivered over six million computer-based exams in 136 countries. In 2001, 34% of the revenues of our testing business were generated from information technology certification tests, 26% from professional certification tests, such as tests for investment brokers and registered nurses, 32% from academic tests, such as graduate record exams and tests of English as a foreign language, and 8% from government tests, such as driver's license tests in the United Kingdom.

     We are focused on enhancing our ability to provide comprehensive training solutions to be marketed to our largest corporate customers. In particular, we are creating tests to match each of our learning objects so that customers may assess the effectiveness of the training products and services we deliver. We believe our testing technology provides our learning business with a significant advantage over our competitors, particularly in the electronic learning market, as corporate customers are increasingly focused on verifying the results of their training programs.

     Our lifelong learning products and services are distributed through our 600-person sales force. We have focused our marketing and sales efforts in the corporate training market on customer segments with high training spending per employee, which include customers in the financial services, technology, manufacturing, energy and pharmaceuticals fields and governmental agencies. In most of these segments, our other market groups can provide industry expertise and have relationships with potential customers. Recently, we established a new sales group focused on offering comprehensive enterprise-wide training programs using all of the resources available within our learning group. In the corporate testing market our sales force focuses on entities sponsoring certification programs in such fields as information technology, government and education.

     TECHNOLOGY

     Technology is an integral element in the solutions of our learning group. We are currently focused on standardizing our technological infrastructure and platforms to support the development of new electronic products and services and delivery systems. At Gale, content is integrated on a single technology platform. With a single search, customers are able to access a variety of reference materials on topics such as literature, history and health through our Gale Resource Centers. In our higher education publishing business, we are using technology to develop electronic solutions that are designed to make the learning experience more effective such as Brooks/Cole Assessments. In our lifelong learning business, we have implemented new scheduling, registration and administrative systems that provide Prometric test-takers with flexible registration options and lower our costs. We are also using technology to consolidate our print and electronic materials and software-based applications to create online training products for the customers of our training business.

     STRATEGIC IMPLEMENTATION

     Our learning group is implementing our corporate strategy through the following initiatives:

     o Developing integrated learning solutions. We are pursuing opportunities to combine our products and services across our business to better meet our customers' increasingly sophisticated needs. For example, we are matching print materials to our electronic learning objects and then designing tests for each learning object. This will allow us to provide learning solutions that can be designed to meet the particular needs of our customers. We are also aggregating content from our publishing and reference businesses into electronic libraries for particular segments of the professional learning market, which we offer alone or combined with other products.

     o Continuing to develop electronic products and services. We continue to invest significant resources in developing new products and services that can be delivered electronically because we believe electronic products and services can improve the learning experience. These products and services can also be delivered to a larger, more dispersed audience in a customized form. In higher education, we are focused on developing additional online content and products that help make students and instructors more effective such as The Learning Equation, Brooks/Cole Assessment and Gale InfoTrac College Edition.

     o Developing products to serve higher education markets outside North America. Significant demand for higher education exists outside North America that cannot be satisfied by traditional universities. In response to this demand, we are developing U21global, an online university based in Singapore. We will use our existing academic content, reference information and testing services as a basis for new online offerings, the first of which will be an online master of business administration program that is scheduled to be launched in 2003.

     o Developing long-term strategic arrangements with global corporate customers. We are focused on using our leading corporate training position to establish significant long-term global arrangements with large corporate customers. We believe our broad product offering and strong electronic learning programs provide us with significant advantages over our competitors in this sector. As an example, we recently entered into a four year contract with General Motors to provide electronic learning programs through the Internet to General Motors' employees, including an online master of business administration. The courses will include supplementary print and electronic materials provided from across our learning group.

     o Continuing to integrate our businesses and leverage our assets across our business. We continue to implement initiatives to use technology, customer service techniques, product development expertise and sales and marketing programs across our learning group. We are also implementing initiatives between our market groups to use common technology platforms and share sales and marketing information about customers. We believe our learning group can use relationships established by our other market groups to identify and successfully pursue corporate training customers. In particular, customers of our financial group are significant users of corporate training services. We believe recognition of the Thomson brand and our strong reputation in the financial services industry will allow us to increase our penetration of global financial services customers.

     COMPETITION

     The higher education publishing market in the United States and internationally has a small number of major participants. In addition to us, they include Pearson Education and McGraw-Hill.

     Our principal competitors in the global library print reference market are Oceano Grupo Editorial and the Grolier unit of Scholastic Inc. and in the global library electronic reference market are Proquest Company and EBSCO Industries, Inc.

     Our principal competitors in the global lifelong learning business include Pearson in the computer-based testing market and SmartForce, SkillSoft Corp., DigitalThink, Inc., New Horizons Worldwide, Inc. and Learning Tree International, Inc. in the electronic and print-based training markets.

     PRINCIPAL PRODUCTS AND SERVICES

     The following chart summarizes, by product and service type, the major brands and principal products and services of our learning group.

PRODUCT AND
SERVICE TYPE       CUSTOMERS            MAJOR BRANDS(1)                 PRINCIPAL PRODUCTS AND SERVICES
----------------------------------------------------------------------------------------------------------------------------
Academic           colleges,            Wadsworth                       textbooks and electronic course materials in the
Publishing and     universities,                                        humanities and social sciences
Reference          professors,
                   students,
                   professionals

                                        South-Western                   textbooks and electronic course materials in
                                                                        business and economics

                                        Brooks/Cole                     textbooks and electronic course materials in
                                                                        mathematics, the sciences and engineering

                                        Heinle                          textbooks and electronic course materials for
                                                                        English, modern languages and English-language
                                                                        training

                                        Peterson's                      college and university selection guides in print
                                                                        and electronic formats, online college
                                                                        registration and test preparation

                                        Nelson (Canada/Australia)       textbooks and electronic course materials for
                                                                        the school and higher education markets

                                        Paraninfo (Spain/Portugal)      Spanish-language higher education textbooks in
                                                                        business, economics and vocational subjects

                                        U21global (Asia-Pacific) (2)    online university courses

                                        WebCT(2)                        course management software and enterprise
                                                                        software solutions for universities

                   academic libraries,  Gale                            printed and electronic reference materials,
                   public libraries,    Macmillan                       electronic databases of magazine, newspaper and
                   corporations,        K.G. Saur (Germany)             periodical content, microfilm collections and
                   reference centers,                                   encyclopedias
                   colleges,
                   universities,
                   schools
----------------------------------------------------------------------------------------------------------------------------
Lifelong Learning  corporations,        NETg                            online and instructor-led information technology
                   government agencies                                  and business skills training

PRODUCT AND
SERVICE TYPE       CUSTOMERS            MAJOR BRANDS(1)                 PRINCIPAL PRODUCTS AND SERVICES
----------------------------------------------------------------------------------------------------------------------------
                   universities,        Course Technology               textbooks and print and electronic materials for
                   colleges,                                            information technology instruction
                   corporations

                   corporations,        DBM                             outplacement services and strategic human
                   professionals                                        capital consulting

                   colleges,            Delmar Learning                 textbooks and learning materials for technology,
                   vocational schools,  Education Direct                trade and career education
                   career schools,
                   teachers,
                   students

                   corporations         UNext(2)                        professional development and educational courses
                                                                        on business and related topics

                   corporations,        Prometric                       technology-based test delivery and assessment
                   government           Galton                          services including test preparation, test
                   agencies             Brainbench(2)                   results processing and certification program
                                                                        creation

----------
(1) Where brands are principally associated with products and services offered in countries other than the United States, the countries are indicated in parentheses.
(2)  Denotes a minority investment or joint venture.

THOMSON FINANCIAL

     Our financial group provides integrated information and workflow solutions to the global financial services industry. We offer a broad range of financial data and related products and services to assist investment bankers, stockbrokers, portfolio managers, financial planners and corporate executives. We focus on investment management, investment banking, sales and trading, corporate and wealth management customer segments. We have organized our financial group on this basis to ensure that we have a complete understanding of our customers in these segments and accordingly can serve their needs most effectively.

     We provide our customers with financial information, including historical financial and economic information, broker research, earnings estimates, insider trading information, corporate information and public disclosure documents. We also provide access to real-time information including market data, trading information and financial news. This information is made more valuable to our customers as our products and services enable them to search, analyze and manipulate the data so that it can be used more effectively. We also offer our customers other services such as the dissemination of corporate news releases, back office data processing, transaction processing and, through our joint ventures, services that facilitate trade settlement and securities issuances. We offer our products and services separately and we are increasingly combining them to provide comprehensive information solutions.

     We have a global research group of more than 1,700 employees in 12 countries that obtains and manages the financial information that we provide. We maintain one of the largest collections of databases of financial information in the world. The majority of our financial information is derived from public sources such as regulatory filings and analyst' reports. We also conduct our own surveys to create other data collections such as our database of institutional contacts. The information we collect is formatted, organized, indexed and edited by our research group to enhance its value to our customers and is continually updated. In addition, we license content from third party suppliers, such as Dow Jones for news. Having one global research group manage all of our financial content is cost efficient, ensures its consistency and quality and enables us to offer it across all of our customer segments.

     We have more than 1,400 sales and customer service representatives who sell and service our products. Our sales force also includes our newly formed strategic relationship management group that services our largest clients on a global basis.

     In 2001, we identified some print-based publishing businesses that did not fit within our strategy. We offered these businesses for sale but withdrew them from the market in light of economic conditions that affected the value we would have realized from their sale. They are now being managed as a standalone business unit outside of our financial group.

     In 2001, our investment management unit accounted for approximately 32% of our financial group's revenues from ongoing businesses, our investment banking unit accounted for approximately 22%, our sales and trading unit accounted for approximately 29%, our corporate unit accounted for approximately 7% and our wealth management unit accounted for approximately 3%. The following table provides a breakdown of our financial group's revenues from ongoing businesses in 2000 and 2001 as a percentage of the group's revenues from ongoing businesses by product format, revenue origin and revenue type.

                               REVENUE BREAKDOWN(1)

                                                    2000                2001
                                                    ----                ----

REVENUE BY PRODUCT FORMAT:
   Electronic.................................       80%                  89%
   Print......................................        6                    3
   Other......................................       14                    8

REVENUE BY ORIGIN:
   North America..............................       82%                  77%
   Europe.....................................       15                   20
   Asia-Pacific...............................        3                    3
   Latin America..............................        -                    -

REVENUE BY TYPE:
   Subscription...............................       60%                  66%
   Advertising................................        1                    1
   Other......................................       39                   33

----------
(1) Represents percentages of revenues from ongoing businesses, which exclude disposals. Disposals consist of results of businesses sold or held for sale which do not qualify as discontinued operations.


     Revenue is earned relatively evenly over the course of the year. Our subscription contracts generally have a term of one year and renewal dates are spread throughout the year. Some of our subscription contracts become rolling one to three month contracts after the first year.

     In 2001, our top 25 customers represented approximately 29% of the group's total revenues, although no single customer represented more than 4% the group's total revenues. Generally, our largest customers use our products and services on a global basis. All of the underwriters are customers of our financial group.

     MARKETS

     According to our estimates, the global market for financial information generated more than $14 billion in revenues in 2001. We estimate that sales and trading represented approximately 44% of the global market, investment management represented approximately 32%, investment banking represented approximately 20% and corporate represented approximately 3%. Wealth management is a developing segment of the market. We estimate that in 2001, we had the fourth largest share of the sales and trading segment of the financial information market with approximately 7%, the third largest share of the investment management segment with approximately 11%, the third largest share of the investment banking segment with approximately 12% and the largest share of the corporate segment with approximately 22%.

     Growth in the global market for financial information is correlated with activity in the financial markets because the need for information increases as activity levels increase. The annual revenue growth rate for this market in 2001, which we estimate to have been approximately 4%, was lower than in previous years due to reduced merger and acquisition and initial public offering volumes. We expect that growth in the financial information market will increase as market activity returns to traditional levels.

     Consolidation in the financial services industry has affected the global market for financial information. Consolidation has reduced the number of customers in the market, which has the effect of intensifying competition. In addition, consolidation among some of our competitors has resulted in stronger competitors that have broader offerings of products and services and increased scale.

     Our customers are becoming more sophisticated purchasers of information products and services and are demanding more powerful products and services customized to their needs. In addition, our customers are increasingly requiring comprehensive integrated information that meet all of their information and related workflow needs on a global basis.

     The global market for financial information is dominated by a few major participants and we believe we have effectively differentiated ourselves from our major competitors. Our systems use more open architecture than our competitors, which allows our customers to more easily utilize other information and software applications with our products and services. Our products and services are also less bundled than those of some of our competitors, allowing our customers to purchase only the content and applications that they need. As a result, we often provide our products and services at a significantly lower cost to our customers than our competitors. In addition, our ILX system, which provides real-time market data, employs a technology platform that requires lower bandwidth and can support more users per server than systems offered by our competitors, also reducing costs to our customers.

     Some of our competitors are focused solely or primarily on particular segments within the financial information market. Our primary advantage over these competitors is our ability to offer our customers a broader range of products and services to better satisfy their complete information needs.

     OPERATIONS

     Investment Management

     Our investment management unit is focused on providing information solutions to assist portfolio managers, broker/dealers and research analysts in buy and sell side investment management activities such as investment analysis and research. We offer a range of customizable products and services permitting our customers to work through each phase of the investment process, including research and analysis, investment decisions, stock selection, trade execution and settlement. We offer our products separately and increasingly combined to provide comprehensive information solutions.

     First Call is one of the principal products used by our investment manager customers. In 2001, we acquired the interests in First Call that we did not already own and fully integrated its operations with our other businesses. This allowed us to broaden the capabilities of First Call and develop First Call Analyst, an integrated information solution that enables our customers to combine their own data with real-time market data and other information available to us to assist them in improving their productivity and decision making. Through First Call Analyst, customers have access to real-time equity and fixed income brokerage research, current and historical analyst estimates, historical pricing data, global aggregated forecast data, pricing data for U.S., European, Asian and other non-U.S. companies, market indices data, institutional holdings data and SEC filings. It enables financial professionals to identify investment opportunities using any combination of more than 100 referential and quantitative criteria, view the history of an individual analyst's recommendations, estimates and published research and compare them against actual results to assess past performance, calculate estimates using their own information and assumptions and view their portfolio holdings. In addition, First Call Analyst allows financial professionals to export data so that it can be used in other software applications such as spreadsheet applications.

     We also provide our customers with products enabling them to analyze portfolio characteristics, assess portfolio risk and performance and construct portfolios with desired rates of risk and return. Through PORTIA, we offer a portfolio management system, which provides back office investment accounting services to our customers.

     Investment Banking

     Our investment banking unit focuses on providing investment bankers and private equity professionals with integrated information solutions to assist them in pursuing and completing transactions, including precedent analysis, company and market due diligence, financial analysis and modeling, preparation of presentation materials and the offering of securities over the Internet.

     For our investment banking customers, we provide online financial data and research on companies, industries and markets that allow them to develop and analyze financial forecasts, market share, competition, industry trends, economic climates and key industry participants. We offer mergers and acquisitions transaction data which is used by our customers to identify comparable transactions, business opportunities and business trends. We also offer institutional securities ownership information which enables our customers to determine who is buying, selling and holding securities. In addition, our customers can access news, stock price information and SEC filings.

     We also offer ePIB, an electronic service which collects documents from the industry's leading financial databases and assembles a fully customized book of publicly filed and other documents in PDF format. This is used by investment bankers and private equity professionals in researching public companies and in making transaction proposals.

     In 2001, we formed i-Deal, a partnership with Merrill Lynch, Salomon Smith Barney and Microsoft, which offers products that facilitate the offering of securities over the Internet. Through i-Deal, we provide a technology platform that automates the securities issuance process, increasing the speed and efficiency of underwriting securities for brokers and dealers. Users of i-Deal include investment banks, issuers, institutional investors and multi-dealer systems.

     Sales and Trading

     Our sales and trading unit focuses on providing information solutions to equity and fixed income sales and trading professionals to assist them with each element of the sales and trading process, including order indications, receipts and executions, investment decisions, process confirmations and trading.

     Through ILX, we provide real-time financial information and market data such as stock quotes and news, combined with the ability to analyze and manipulate the data. The ILX system allows our customers to modify their workstations to meet their individual preferences and needs. In addition, the ILX system is compatible with all industry standard software such as word processing and spreadsheet software allowing the user to export and use our data in other software applications. Our system can also serve as a link to our other products such as First Call and other third-party products and services to provide the user with a variety of financial information. In addition, ILX can be modified by our customers to enable them to receive customized information such as bulletin boards and private research databases.

     BETA Systems allows brokerage firms to outsource the majority of their back office data processing activities such as processing orders for securities and maintaining customer and firm accounts. Through BETA Systems, our customers are able to generate a range of customer account documents including monthly customer statements, trade confirmations and real-time portfolios. BETA Systems interfaces with major clearing services, depositories and exchanges to process orders for securities.

     We also offer AutEx, which is a database and online real-time network for trade order indications and executions for listed and over-the-counter securities. Through AutEx, a broker/dealer is able to send a real-time indication of interest to buy or sell securities to portfolio managers. The indication of interest appears in the portfolio manager's AutEx screen and the portfolio manager can then contact the broker/dealer to make the trade. Once the trade is complete, the broker/dealer reports the transaction to all AutEx subscribers. This allows subscribers to obtain a summary of all trades and indications of interest at any time. AutEx offers global access to over 3,000 portfolio managers and broker/dealers worldwide and an average of 400,000 indications of interest are transmitted each day.

     Corporate

     Our corporate unit provides information solutions primarily to investor relations professionals and financial executives. We provide online access to financial information such as broker research, ownership and peer analysis, news, stock quotes, institutional profiles and contact data. We also provide services for the dissemination of corporate news releases. In 2001, we launched Outbound, designed to be a comprehensive offering of products and services for the investor relations professional. We also established an alliance with PR Newswire that allows us to distribute their news releases and corporate webcasts over First Call and ILX products.

     Wealth Management

     Our wealth management unit serves retail financial advisors, high net worth private client groups, financial and media portals and retail product distribution groups such as fund marketers.

     The principal product offered by our wealth management unit is Thomson Advisor, a web-based application that provides financial advisors with an integrated information solution to assist them in advising their clients. Thomson Advisor provides financial advisors with access to databases of mutual funds, variable annuities and stocks so that they can get a complete picture of their clients' holdings. It also enables them to prepare portfolio worksheets charts and graphs to illustrate investment strategies and portfolio performance simulations to analyze various investment strategies for their clients.

     Other Joint Ventures

     In 2001, we contributed the assets of our electronic settlements business and formed Omgeo, a partnership with The Depository Trust & Clearing Corporation, to develop straight-through processing and trade settlement capabilities. Omgeo was formed to meet the expanding information and processing needs of our customers in the financial services industry resulting from the T+1 trading initiative expected to be implemented by the SEC. Omgeo will provide clients with a managed transition to a new and more efficient way of processing trades.

     TECHNOLOGY

     In our financial group, we maintain global data collection and management systems that have enabled us to assemble and manage one of the largest and broadest database collections of financial information in the world. We also maintain powerful delivery platforms which enable us to provide real-time market data through our ILX service quickly and reliably to our customers. In addition, we have delivery architectures which allow us to offer modular web-based services which can be bundled together to integrate a number of our products and services into a single product such as First Call Analyst, IR Channel and Thomson Advisor. Our systems allow us to combine these technologies with our other web-based products and services, which gives us an advantage over our major competitors. We also maintain private networks, or extranets, which enable us to provide innovative community solutions such as our AutEx service, which connects a large number of firms to a network and permits the online exchange of real-time trade order indications and executions.

     STRATEGIC IMPLEMENTATION

     Our financial group is implementing our corporate strategy through the following initiatives:

     o Pursuing emerging high-growth opportunities. We are pursuing initiatives in high-growth sectors of the financial services industry. As a result of recent changes to securities laws and business events that have focused attention on public disclosure, investor relations has become an area of significant growth. Our corporate unit is now providing comprehensive information and services to investor relations professionals. In response to the T+1 trading initiative, we formed Omgeo. In addition, our financial group has formed i-Deal to support growth in the offering of securities over the Internet.

     o Introducing new products to increase our market share in sales and trading. We are focused on increasing our institutional equity and fixed income market share in the sales and trading segment. We have introduced a new product, ILX FI Focus, that is designed to provide institutional fixed income traders with the information they require to manage their portfolios and to provide retail brokers with an alternative source of fixed income information. We have also introduced Global Active ILX, which provides institutional equity traders with real-time market data. In addition, we now offer Thomson Markets, a web-based desktop service that supplies real-time market data and content from some of our other services to the off-trading-floor market. In each segment, we believe we will be able to increase our market share because of our ability to provide our customers with individually tailored, competitively priced products.

     o Increasing global penetration. Our financial group is focusing on increasing its penetration of the financial information markets in Europe and Asia-Pacific. We gained a larger presence in Europe from the acquisition of Primark in 2000 and we believe we can deliver a lower cost product to European sales and trading professionals relative to our competitors. In Asia, our focus is mainly on Japan, Hong Kong and Korea given the significant presence of financial institutions in these regions including some of our global clients. To increase our institutional equity market share, we are launching Global Active ILX in Europe and Asia. We have also introduced a version of AutEx in both Europe and Asia which together currently have more than 200 subscribers. In addition, our corporate unit has recently launched a capital markets surveillance product in both Europe and Asia.

     o Developing integrated information solutions. We are focused on increasing the functionality of many of our key products and services. For example, in 2001 we launched Active ILX, a version of our ILX product that is a fully customizable component system enabling our customers to build a workspace that meets their needs. The workspace can combine ILX information such as stock quotes with a workbook area where saved pages of ILX information can be stored and desktop services which can run independently of the workspace.

     o Consolidating our technology platforms. As a result of recent acquisitions, our products and services are currently made available to our customers using many different technology platforms. We have implemented a group-wide program to move our products to a reduced number of technology platforms. This will enhance our ability to combine our product and service offerings to provide integrated information solutions such as First Call Analyst and IR Channel to our customers. It will also allow us to customize our offerings to specific customers and groups of customers more readily.

     o Integrating our operations. We have formed a strategic relationship management group that services our largest clients on a global basis. This approach allows us to identify and realize on opportunities to introduce broader product and service offerings to our existing customers. We have also centralized administrative functions, including information management, human resources and technology infrastructure development to reduce costs and utilize shared resources more effectively.

     COMPETITION

     Our financial group's two major competitors are Bloomberg and Reuters. Bloomberg is our principal competitor in the sales and trading and investment banking segments, primarily in fixed income trading, while Reuters is our principal competitor in institutional equities trading in the sales and trading segment.

     Our financial group also competes in the sales and trading, investment management and investment banking segments with competitors such as FactSet Research System, Inc., Multex.com, Inc., Advent Software, Inc. and SunGard Data Systems Inc. who focus primarily on specific product and service areas within these segments.

PRINCIPAL PRODUCTS AND SERVICES

     The following chart summarizes, by customer unit, the major brands and principal products and services of our financial group.


CUSTOMER UNIT     CUSTOMERS            MAJOR BRANDS                    PRINCIPAL PRODUCTS AND SERVICES
----------------------------------------------------------------------------------------------------------------------
Investment        portfolio managers,  First Call Analyst              online database of real-time equity and
Management        brokers/dealers,     I/B/E/S                         fixed income brokerage research, current and
                  research analysts    Baseline                        historical analyst forecast estimates,
                                       Datastream                      company accounts data, pricing data, global
                                                                       aggregated forecast data at the country,
                                                                       sector and industry levels, market indices
                                                                       data, institutional holdings data, SEC
                                                                       filings and news

                  portfolio managers   Vestek                          performance attribution and
                                                                       portfolio construction tools

                  operations           PORTIA                          portfolio management systems and order
                  managers,            Oneva                           management systems
                  information
                  technology
                  managers
----------------------------------------------------------------------------------------------------------------------
Investment        investment bankers,  Securities Data                 online database of brokerage research,
Banking           private equity       SDC Platinum                    transactional data, institutional holdings
                  professionals        Investext                       data, current and historical earnings
                                       Global Access                   estimates, pricing information, SEC filings and
                                       Thomson Analytics               news

                                       ePIB                            web-based tool that assembles a book of
                                                                       publicly filed and other documents in PDF form
----------------------------------------------------------------------------------------------------------------------
Sales and         institutional        ILX                             electronic financial information, including
Trading           traders,             Active ILX                      real-time market data such as stock quotes and
                  retail traders,      Global Topic                    news
                  investment advisors


CUSTOMER UNIT     CUSTOMERS            MAJOR BRANDS                    PRINCIPAL PRODUCTS AND SERVICES
----------------------------------------------------------------------------------------------------------------------
                                       BETA Systems                    back office data processing services

                                       AutEx                           electronic database and real-time
                                                                       network for trade order indications and trade
                                                                       executions
----------------------------------------------------------------------------------------------------------------------
Corporate         investor relations   IR Channel                      web-based software applications providing
                  professionals,       PRNewswire/First                corporate news and information, stock
                  financial            Call Wire                       surveillance services and outbound
                  executives           Outbound                        communications services

                                       Carson Market                   market intelligence and analytical services for
                                       Intelligence                    market valuation analysis
                                       Grabill - Bloom
                                       Prophecy
----------------------------------------------------------------------------------------------------------------------
Wealth            investment advisors  Thomson Advisor                 web-based software applications that include
Management                             Investment View                 risk assessment, financial planning and
                                                                       portfolio management

THOMSON SCIENTIFIC AND HEALTHCARE

     Our scientific and healthcare group provides integrated information solutions to researchers, physicians and other professionals in the academic, corporate and healthcare communities. Our information solutions are primarily based on our electronic databases of scientific and healthcare information. We derive this information from public sources, academic, scientific, technical and medical journals, pharmaceutical companies and practicing professionals and we supplement it in some cases with proprietary analysis prepared by our staff of expert editors. Since we include information only from the most respected sources in the industry, our databases and websites are seen as important distribution channels by authors and publishers of journals. We enhance the value of the information by ranking, organizing and summarizing it to make it more accessible and of greater utility to our customers and we update it continuously.

     Our scientific databases assist scientists in all stages of the research and development process, from scientific discovery to product manufacture. We combine our electronic information with analytical tools and applications to increase the speed and efficiency of our customers' research efforts. Our healthcare databases provide drug and clinical information, primarily at the point of care, to assist physicians in treating patients. Our databases are offered through the Internet, dedicated transmission lines, compact discs, hand-held wireless devices and in print format. We are a global leader in providing continuing medical education solutions to physicians, primarily through grants for continuing medical education from pharmaceutical companies as part of their new drug development and introduction programs. We also publish healthcare subscription journals, controlled circulation magazines, which are magazines delivered to healthcare professionals and generate revenues primarily through advertising, directories and newsletters for physicians, administrators, researchers and other healthcare professionals on a variety of topics relating to the business, science and regulation of healthcare.

     In 2001, our scientific business accounted for $240 million, or 34% of our scientific and healthcare group's revenues from ongoing businesses, and our healthcare business accounted for $457 million, or 66% of the group's revenues from ongoing businesses. The following table provides a breakdown of our scientific and healthcare group's revenues in 2000 and 2001 as a percentage of the group's revenues from ongoing businesses by product format, revenue origin and revenue type.

                              REVENUE BREAKDOWN(1)

                                                    2000                2001
                                                    ----                ----
REVENUE BY PRODUCT FORMAT:
   Electronic.................................       53%                  53%
   Print......................................       39                   35
   Other......................................        8                   12

REVENUE BY ORIGIN:
   North America..............................       87%                  87%
   Europe.....................................       10                   11
   Asia-Pacific...............................        -                    -
   Latin America..............................        3                    2

REVENUE BY TYPE:
   Subscription...............................       45%                  43%
   Advertising................................       24                   21
   Other......................................       31                   36

----------
(1) Represents percentages of revenues from ongoing businesses, which exclude disposals. Disposals consist of results of businesses sold or held for sale which do not qualify as discontinued operations.

     Revenue is earned relatively evenly over the course of the year, but is slightly higher in the fourth quarter due to the annual publication of the Physicians' Desk Reference in this period. Subscription contracts are generally for a term of one year and renewal dates are spread throughout the year.

     In 2001, the largest customer of our scientific business accounted for approximately 1% of the revenues of that business and the largest customer of our healthcare business accounted for approximately 3% of the revenues of that business.

     MARKETS

     Scientific

     The scientific information market can be divided into the primary publishing and secondary publishing segments. Primary publishers principally publish peer reviewed articles in journals, in print or electronic formats. Secondary publishers enhance the value of primary publication information by ranking and organizing the information so that it is more accessible to their customers. We operate predominantly in the secondary publishing market because we believe this market presents a greater opportunity for growth.

     According to our estimates, the global secondary publishing market generated approximately $1.6 billion in revenue in 2001 and is growing at a rate of approximately 5% to 6 % annually. According to our estimates, in 2001, the top six companies in this segment accounted for slightly less than 50% of this market and we estimate that we were the market leader with a global market share of approximately 15%.

     We believe that demand for scientific information will continue to grow because scientific research funding, research and development spending and library spending are all increasing. We estimate that spending by U.S. corporations on research and development increased more than 10% in each of 2000 and 2001. We also estimate that the number of patent applications filed in the key markets of Japan, Europe and the United States has increased an average of 15% annually over the past three years.

     Customers of our scientific information products are consolidating, particularly our customers in the pharmaceutical and biotechnology industries. As our customers build scale through consolidation they are becoming more sophisticated users of information, demanding more multi-disciplinary data and products that can be used together with their own data and data from third parties. We believe that our strength in the scientific information market results from the depth and breadth of our multi-disciplinary product offerings and our ability to enhance the speed and efficiency of our customers' research efforts.

         Healthcare

         The global healthcare information market is a very broad market. While we participate in various segments, we are focused on the clinical and drug information and continuing medical education segments because we believe these areas offer stronger growth prospects than other segments.

         According to our estimates, the healthcare information market in which we participate, excluding the continuing medical education segment, is predominantly in the United States and generated approximately $1.6 billion in revenues in 2001. We estimate that this market is growing at a rate of approximately 4% to 6% annually. We estimate that the top five participants in this segment accounted for approximately 70% of the market and that we had the second leading market share with approximately 20%.

         Within the healthcare information market, there is a trend towards delivering information to physicians and other healthcare professionals at the point of care. The demand for point of care information is driven by a combination of consumer demand for quality healthcare, cost pressures and heightened awareness of medical errors. We believe our continuing investment in technology will enable us to meet the evolving demand for point of care solutions. Our principal healthcare products and services serve specific segments of the market and have strong competitive positions. For example, in the clinical and drug information segment, our Physicians' Desk Reference and the Micromedex family of products are well known brands and are well regarded for their comprehensive coverage and the reliability of their content.

         According to our estimates, the continuing medical education market in the United States generated revenues of approximately $2.5 billion in 2001 and is growing at a rate of approximately 15% annually. We estimate that we are one of the leading providers of continuing medical education products and services worldwide. We are focused on this market because pharmaceutical companies are dedicating a significant and increasing amount of their promotional spending to this area. Continuing medical education is a significant element of major drug introductions by pharmaceutical companies because physicians must be made aware of the existence of a new drug and its benefits and risks before they will consider it as a treatment option for their patients. We believe that the scale of our continuing medical education business and the breadth of our continuing medical education product offerings, including print and electronic publications, instructor-led and online training and innovative software teaching and training tools, provide us with an advantage in competing for contracts against our competitors.

         OPERATIONS

         Scientific

         Our scientific business provides integrated information solutions that enable access to, and management of, the highest quality and most relevant published materials for researchers, information specialists and administrators in diverse fields. Our objective is to be the primary resource for scientific information in the research and development process. We also provide products, such as bibliographic software programs that help our customers gather, manage and use our reference information. We customize our products for particular industries or other customer groups and make them available in one easily accessible, searchable database through the Internet, dedicated transmission lines, compact discs, hand-held wireless devices and in print format.

         Our ISI Web of Science website provides a single point of entry for scientific researchers. This electronic service extends our users' access to research information by offering an integrated collection of citation databases covering over 8,500 primary scientific information journals, leading life sciences, social sciences, genomic and patent information databases, journal citation reports, meetings and conference proceedings databases and other websites selected by our editors. Our advanced interfaces allow our customers to link through our citator service to journals provided by other publishers and then to return seamlessly to our service to continue their research. The citations in our database cover the period from 1945 to the present. Due to the breadth of our historical coverage, our competitors in the scientific information market use our database. ISI Web of Science is used in many of the leading academic institutions and research libraries around the world, including, accordingly to our estimates, approximately 70% of the leading academic institutions and research libraries in North America, approximately 55% in Europe, Africa and the Middle East and approximately 45% in Asia-Pacific.

         Through Derwent, we are the world's leading provider of indexed patent information and patent abstracts. Each week, we assess, classify, summarize and index over 27,000 patent documents from 37 international patent-issuing authorities. Our databases cover the period from 1963 to the present. We believe we currently have the most comprehensive and authoritative source of information on patented genetic sequences as our database consistently contains more sequence data than comparable public access databases. Our patent products and services can be used to monitor competitors, develop research and business strategies and protect patent portfolios. These products and services are used by the world's leading pharmaceutical companies, specialty chemical manufacturers and automotive and telecommunications manufacturing companies.

         Our scientific business sells its products through a direct sales force of approximately 90 employees primarily located in our key markets of North America, Europe and Japan. We are focusing our sales efforts on academic and professional researchers in the pharmaceutical, biotechnology, chemical and engineering fields because we believe researchers in these fields will continue to spend significant amounts on research and development.

         Healthcare

         Our healthcare business provides integrated information solutions, primarily at the point of care, to physicians and other health professionals. Our drug and clinical point of care solutions enable physicians and other healthcare professionals to efficiently access the reference resources they need to make decisions while treating patients. Our range of point of care products includes our Physicians' Desk Reference, Drugdex, DrugReax, Emergindex, Poisindex and BioDex products. These products are comprehensive reference databases of drug, drug interaction, emergency procedure, poison and biohazard information compiled over more than 25 years that have been extracted from scientific and clinical literature by expert editors and from approved drug-labeling information and are relied on by more than 7,000 healthcare facilities in 90 countries.

         Our Physicians' Desk Reference product is a drug database created from Food and Drug Administration approved drug-labeling information and is distributed in a print directory format and through the Internet. Pharmaceutical companies provide us with the drug-labeling information and list their products in the directory in part to satisfy the Food and Drug Administration's requirements to make their drug-labeling information available to physicians as well as to promote awareness of their drug products. Pharmaceutical companies sponsor the annual delivery of Physicians' Desk Reference to approximately 480,000 practicing physicians in the United States and we sell approximately 390,000 additional copies of the directory to other healthcare professionals and consumers. In April 2002, we released a hand-held wireless version of the Physicians' Desk Reference. We are currently working with the pharmaceutical industry on an initiative to develop a paperless system for delivery of the information in Physicians' Desk Reference to the approximately 66,000 drug and pharmaceutical dispensing outlets in the United States.

         We developed BioDex in response to the anthrax scare in the United States in 2001. BioDex provides instant access to detailed information on more than 50 biological and chemical agents to law enforcement personnel, fire departments, hazardous material teams, emergency medical professionals and other government agencies. This includes information on patient management and treatment and personal protective clothing and equipment.

         In the United States our Emergindex product is used in more than half of all hospital emergency rooms and our Poisindex reference product is used in all 66 poison control centers.

         Through Medstat, we provide decision support systems, market intelligence, benchmark databases and research for managing the purchase, administration and delivery of health services and benefits. We also develop and provide products and methodologies for organizing and understanding the data. Our databases and research studies provide a vast collection of healthcare information for the research community and decision makers in state governments, hospitals, pharmaceutical and other companies and the health plan and insurance industry. This information helps these customers study and manage the cost, quality and strategic positioning of health services and benefits.

         We provide continuing medical education, on behalf of pharmaceutical companies, to physicians, pharmacists and other health professionals. In the United States, physicians must take a minimum number of hours of continuing medical education annually and similar requirements for physicians are being introduced in other countries. Pharmaceutical companies provide unrestricted grants for continuing medical education as a component of major new drug introductions to make physicians aware of the existence of a drug and its benefits and risks so they will properly consider it as a treatment option for their patients. By utilizing other products in our scientific and healthcare group, such as our scientific databases that track the most cited scientific and medical authors, as well as our drug and clinical reference products, we are able to work with pharmaceutical companies to design effective targeted continuing medical education solutions. The acquisition of Physicians World and Gardiner-Caldwell has and will continue to enable us to leverage a broad range of expertise and products and services and provide substantial market coverage in the continuing education market, where customer proximity and service are critical to customer satisfaction and retention. Historically, continuing medical education has been provided in person through instructors. However, continuing medical education products are increasingly being provided through the Internet and compact discs to facilitate new drug launches on a global scale.

         We also publish healthcare subscription journals, controlled circulation magazines, directories and newsletters for physicians, administrators, researchers and other healthcare professionals on a variety of topics relating to the business, science and regulation of healthcare. Our controlled circulation magazines generate revenue primarily through advertising. With more than 54,000 monthly subscribers, we believe that we are a significant publisher of newsletters for healthcare professionals.

         We maintain a direct healthcare information sales force of approximately 115 employees focused on our primary markets in North America and Europe. We are currently introducing additional dedicated sales forces in the markets we believe have the strongest growth potential, including expanding our sales force directed at hospitals by 20% over the next two years.

         TECHNOLOGY

         Technology is an increasingly important element of the products and services of our scientific and healthcare group. We are focused on improving our delivery technology so that we have the ability to deliver our products in the media best suited to our customers. This includes delivery over dedicated networks, the Internet and hand-held wireless devices. Each of our scientific and healthcare businesses deploys a common flexible content management system that improves our ability to customize and combine our products and simplifies the new product development process. These content management systems provide efficiencies in the information collection and editorial process as we are able to automatically update all our databases concurrently.

         Our scientific business is committed to expanding the functionality of our ISI Web of Science website by introducing new applications and our healthcare business is redesigning PDR.net, a website for Physicians' Desk Reference. In addition, we are moving all our drug and clinical information products to platforms that can be delivered to hand-held wireless devices as we anticipate this will become an increasingly important element of our strategy to deliver solutions at the point of care.

         STRATEGIC IMPLEMENTATION

         Our scientific and healthcare group is implementing our corporate strategy through the following initiatives:

         o Expanding integrated solutions in key market segments. We are focused on the academic/government, pharmaceutical/biotech, specialty chemistry and engineering segments because we believe the demand for information in these areas will continue to increase. In each area we are pursuing opportunities to acquire additional information to expand our databases. We are also developing advanced search tools and interfaces that will allow our customers to search our databases and other sources of information in topic specific areas such as genomics, business methods and nanotechnology.

         o Developing leading market positions in drug and clinical information products. We are developing new products and services in the areas of drug and clinical information because we believe it presents an important growth opportunity. Each new drug launch requires information about the use and effects of the drug to be provided to physicians and hospitals. We believe that continuing developments in the field of genomics will increase the rate of drug development in the future.

         o Expanding our leading position in global continuing medical education. We continue to integrate our recently acquired Gardiner-Caldwell and Physicians World businesses, which provide us with a strong global position in the continuing medical education market. We are aggressively pursuing opportunities to increase our penetration in this fragmented market by developing new products and services, including ones that can be delivered to physicians electronically. This initiative will also allow us to benefit from increased new drug development and introduction programs.

         o Expanding delivery of our products to hand-held wireless devices. Increasingly, technology-based tools, such as hand-held wireless devices, are being used by physicians and hospitals to improve patient safety. We believe that it is essential to deliver our information to physicians directly at the point of care. To improve our ability to do this, we are developing platforms that will allow us to deliver information to a variety of hand-held wireless devices through the Internet.

         o Extending intellectual asset management offerings. The increased emphasis businesses place on their intellectual property portfolios provides us with an opportunity to expand on our patent information base to provide patent management workflow solutions. We are working to develop or acquire a range of products and services to respond to this market opportunity.

         COMPETITION

         Scientific

         Our principal competitors in the scientific information market include Information Handling Services Group, American Chemical Society, Institute of Electrical and Electronics Engineers, Reed Elsevier and Wolters Kluwer.

         Healthcare

         Our principal competitors in the clinical and drug information market are Wolters Kluwer and First DataBank, a subsidiary of The Hearst Corporation. The remainder of our competition is from small, specialized providers of drug or clinical information.

         The continuing medical education market is served by a large number of small participants including Boron, LePore & Associates, Inc., Discovery International, a division of The Medicus Group International, Impact Communications, Inc. and Ingenix Clinical Communications, a division of UnitedHealth Group, Inc.

         Our significant competitors in the advertising journal market include Reed Elsevier, Wolters Kluwer, McGraw-Hill, the American Medical Association and the American Academy of Family Physicians.

         PRINCIPAL PRODUCTS AND SERVICES

         The following table summarizes, by product and service type, the major brands and principal products and services of our scientific and healthcare group.


PRODUCT AND
SERVICE TYPE      CUSTOMERS                  MAJOR BRANDS(1)             KEY PRODUCTS AND SERVICES
------------      ---------                  ------------                -------------------------
Scientific        corporations in the        Derwent World               indexed and abstracted database of patents
                  pharmaceutical/            Patent Index                containing over 20 million patents from over
                  bio-technology, chemical                               37 patent authorities, dating back to 1963
                  and engineering
                  industries,
                  government agencies,
                  research libraries,
                  universities
                                             Derwent Geneseq             comprehensive database of patented genetic
                                                                         sequences

                                             ISI Web of Science          website for research scientists providing
                                                                         access to over 8,500 abstracted and indexed
                                                                         journals, unique source for journal article
                                                                         cited references, meetings and conference
                                                                         proceedings

                                             ISI Web of Knowledge        comprehensive application and content
                                                                         extensions that expand the ISI Web of Science
                                                                         website to include third party hosted
                                                                         content, editorially selected websites, and
                                                                         tools to access, analyze and manage research
                                                                         information

PRODUCT AND
SERVICE TYPE      CUSTOMERS                MAJOR BRANDS(1)               KEY PRODUCTS AND SERVICES
------------      ---------                ------------                  -------------------------
                                           Current Contents              current awareness product providing access to
                                                                         scientific journal literature

                                           ResearchSoft                  personal computer-based authoring tools
                                                                         designed to support publishing authors
-------------------------------------------------------------------------------------------------------------------------
Healthcare        physicians,              Physicians' Desk Reference    database of Food and Drug Administration
                  health                                                 approved drug monographs, delivered in print
                  professionals,                                         and electronic format
                  pharmaceutical
                  companies,
                  hospitals,
                  poison control
                  centers,
                  corporations,
                  government
                  agencies,
                  insurance
                  companies
                                           Micromedex                    clinical, toxicological and environmental
                                                                         database products

                                           Drugdex                       evaluative drug database created and
                                                                         maintained by clinicians

                                           Emergindex                    database of medical emergency procedures

                                           Poisindex                     database of poison control procedures

                                           American Health Consultants   healthcare newsletter publisher and provider
                                                                         of continuing medical education

                                           Gardiner-Caldwell             provider of continuing medical education
                                           (United Kingdom)              focused on training physicians in connection
                                           Physicians World              with new drug launches

                                           Medical Economics             controlled circulation medical magazines

                                           CenterWatch                   clinical trials publications and website

                                           Medstat                       decision support products and services
                                                                         designed for managing healthcare costs and
                                                                         measuring healthcare quality

---------------
(1) Where brands are principally associated with products and services offered in countries other than the United States, the countries are indicated in parentheses.

CORPORATE AND OTHER

         We maintain our Thomson Media business unit and our investment in Bell Globemedia under the category corporate and other.

         Thomson Media is a business unit established in 2001 to manage the print-based businesses that were previously maintained in our financial group. These include our American Banker and Bond Buyer publications.

         We own 20% of Bell Globemedia, a media company based in Canada. BCE, a Canadian-based public company, owns 70% and Woodbridge owns the remaining 10%. Bell Globemedia's primary businesses are CTV, a national television network in Canada and The Globe and Mail, a national newspaper in Canada. We acquired our interest in Bell Globemedia in January 2001 by contributing the assets of The Globe and Mail and its related businesses.

INTELLECTUAL PROPERTY

         Our principal intellectual property assets include our patents, trademarks, databases, copyrights in our content and other rights in our tradenames. Significant content is obtained through third party licensing arrangements with content providers. We have also registered a number of website domain names in connection with our publishing and

Internet operations. While we believe we have taken appropriate legal steps to protect our intellectual property, we can offer no assurance that such protection is adequate and that no misappropriation will occur. Nor can we assure you that our intellectual property rights will not be subject to any claim of infringement or invalidation.

PROPERTIES AND FACILITIES

         The following table includes summary information with respect to facilities which are material to our overall operations.


FACILITY                              SQUARE FOOTAGE    OWNED/LEASED    PRINCIPAL SERVICES
--------                              --------------    ------------    ------------------
Stamford, Connecticut ............         60,000          Leased       Principal executive offices
Boston, Massachusetts (1) ........        564,390          Leased       Thomson Financial offices
New York, New York ...............        284,000          Leased       Thomson Financial head office
Florence, Kentucky................        835,000          Leased       Thomson Learning distribution facility
Eagan, Minnesota .................      2,518,000          Owned        Thomson Legal and Regulatory head office

---------------
(1)  This property consists of three addresses located in Boston, Massachusetts.


         We own and lease office space and other facilities around the world to support our businesses. We believe that our properties are in good condition and are adequate and suitable for our present purposes.

EMPLOYEES

         We have more than 44,000 employees in 53 countries. Of that number, approximately 17,000 are employed by our legal and regulatory group, 13,000 by our learning group, 9,200 by our financial group, 3,800 by our scientific and healthcare group. The remaining employees are employed within Thomson Media and our corporate center. We believe that our employee relations are good.

LEGAL PROCEEDINGS

         We are involved in various legal proceedings arising in the ordinary course of business. In our opinion, no legal proceedings, if decided adversely, could reasonably be expected to have a material adverse impact on our financial position or results of operations.

4.   SELECTED FINANCIAL INFORMATION

(U.S. $ IN MILLIONS EXCEPT PER SHARE AMOUNTS)
FOR THE YEARS ENDED DECEMBER 31                       1999       2000       2001
--------------------------------------------------------------------------------
Revenues                                             5,752      6,514      7,237
                                                   -----------------------------
Earnings from continuing operations                    409        571        657
Earnings from discontinued operations                  123        652         92
                                                   -----------------------------
Earnings attributable to common shares                 532      1,223        749
                                                   =============================
Per common share:
Earnings from continuing operations                $  0.66    $  0.92    $  1.05
Earnings from discontinued operations              $  0.20    $  1.04    $  0.14
                                                   -------    -------    -------
Earnings attributable to common shares             $  0.86    $  1.96    $  1.19
                                                   =============================
Total assets                                        13,806     15,699     18,402
Total long-term liabilities                          4,333      4,916      6,352
Dividends per common shares (U.S. $)               $ 0.658    $ 0.685    $  0.70
Dividends per Series II preferred shares (Cdn$)    $  1.12    $  1.26    $  1.07
Dividends per Series V preferred shares (Cdn$)     $  1.25    $  1.25    $  1.25

SUPPLEMENTAL INFORMATION

(U.S. $ IN MILLIONS EXCEPT PER COMMON SHARE AMOUNTS)
FOR THE YEARS ENDED DECEMBER 31                               1999      2000      2001
--------------------------------------------------------------------------------------
Earnings from continuing operations as above                   409       571       657

Add back (deduct):
   Net (gains) on disposals of businesses and investments      (52)      (38)     (302)
   Restructuring charges                                        38        37        30
   Year 2000 costs                                              91         4         -
   Tax on above items                                          (25)       (1)       66
   One-time tax benefits                                         -      (105)        -
                                                             -------------------------
Adjusted earnings from continuing operations                   461       468       451
                                                             =========================
Adjusted earnings per common share
   from continuing operations                                $0.75     $0.75     $0.72
                                                             =========================


DIVIDENDS

POLICY AND REINVESTMENT COMMITMENT

         We presently pay quarterly dividends on our common shares and intend to continue to do so.

         Our policy is to pay dividends at a rate that takes into account all factors that our board of directors considers relevant, including our earnings, available free cash flow, financial condition and capital requirements. Our dividend rate also takes into account Woodbridge's agreement to reinvest, until June 30, 2005, at least 50% of the dividends it and its subsidiaries receive in newly issued shares under our dividend reinvestment plan. Woodbridge originally made this commitment in 1989 and it has since been extended, most recently on May 1, 2002.

         Our board of directors periodically reviews our dividend policy. The declaration of dividends by our board of directors and the amount of those dividends may be adjusted or eliminated at the discretion of our board of directors.

PAYMENTS

         During the past twelve months, quarterly dividends of $0.175 per common share were paid on June 15, 2001, September 17, 2001, December 17, 2001 and March 15, 2002. Dividends on our common shares are paid in United States dollars but our common shareholders have the option to receive dividends in equivalent Canadian funds. Some of our common shareholders who are resident in the United Kingdom hold related shares of The Thomson Corporation PLC, which give them the option to receive dividends from Thomson PLC in equivalent British pounds sterling. We have given notice that we will redeem the related shares of Thomson PLC on June 17, 2002 but will maintain the option for our common shareholders to receive dividends in equivalent British pounds sterling from us.

DIVIDEND REINVESTMENT PLAN

         Under our dividend reinvestment plan, our common shareholders may elect to have their dividends reinvested in additional common shares which are newly issued rather than purchased in the market. The price per common share is calculated by reference to the weighted average price of our common shares on The Toronto Stock Exchange during the five trading days immediately preceding the record date for each dividend payment. No brokerage commissions are payable in connection with the purchase of common shares under our dividend reinvestment plan and all administrative costs are borne by us. Currently, our dividend reinvestment plan is not available to shareholders resident in the United States but we intend to extend it to these shareholders concurrently with our listing on the New York Stock Exchange.

PREFERENCE SHARE DIVIDENDS

         Dividends on our Series II preference shares are payable quarterly at an annual rate of 70% of the Canadian bank prime rate applied to the stated capital of such shares.

         Dividends on our Series V preference shares are payable monthly at a rate which floats in relation to changes in both the Canadian bank prime rate and the calculated trading price of the Series V preference shares. In no event, however, will the annual floating dividend rate applicable for a month be less than 50% of prime or greater than prime.

5.       MANAGEMENT'S DISCUSSION AND ANALYSIS

         The following management's discussion and analysis, or MD&A, for the years ended December 31, 2000 and 2001 should be read with "Selected Financial Information" and our consolidated financial statements and related notes. Certain information contained in MD&A, particularly under the heading "Outlook," are forward-looking statements that are not historical facts but reflect our current expectation concerning future results. Our actual results may differ materially from the results discussed in the forward-looking statements because of a number of risks and uncertainties, including the matters discussed below.

OVERVIEW

         We are a global leader in providing integrated information solutions to business and professional customers. We serve customers in the following sectors: law, tax, accounting, financial services, higher education, reference information, corporate training and assessment, scientific research and healthcare. We believe these sectors are both fundamental to economic development globally and consequently have potential for consistent long-term growth. We organize our operations in four market groups that are structured on the basis of the customers they serve:

         o   Thomson Legal and Regulatory,

         o   Thomson Learning,

         o   Thomson Financial, and

         o   Thomson Scientific and Healthcare.

         We report the financial results of our four market groups together with those of our corporate and other reporting category. Corporate and other includes corporate costs, costs associated with our stock appreciation rights, minority interests and the results of Thomson Media which was previously designated for sale but subsequently retained.

         We earn our revenues from sales of subscription-based products, other products and services and advertising. In 2001, approximately 61% of our revenues were generated under subscription agreements, 35% from other products and services and only 4% from advertising. A significant component of our revenues included in the category "other" is sales of textbooks from our publishing businesses. Our revenues are generally recurring or predictable. Our revenues are also diversified. In addition to having multiple lines of business, we have over 20 million users in approximately 130 countries worldwide and no single customer accounts for more than 2% of our revenues.

         Subscription revenues are from sales of products and services that are delivered under contract over a period of time. These revenues are primarily recognized ratably over the term of the subscription. Our subscription arrangements are most often for a term of one year, after which they are renewable at our customers' option, and the renewal dates of our subscriptions are spread over the course of the year. In the case of some of our subscription arrangements, additional fees are realized based upon usage. Subscription payments received or receivable in advance of delivery of our products and services are included in our deferred revenue account on our consolidated balance sheet. As subscription-based products and services are delivered to subscribers, the proportionate share of deferred revenue is recognized as revenue in our consolidated statement of earnings and our deferred revenue account is reduced. At December 31, 2001, our deferred revenue account was $882 million, representing approximately 12% of our revenues in 2001.

         Our revenues from sales of some products, primarily our textbooks, are recognized after we estimate customer returns. Our textbooks and related products are sold to bookstores on terms that allow them to return the books to us if they are unsold. We continue to pursue opportunities to reduce the number of books returned to us and have introduced programs which utilize incentives to encourage our customers to order an appropriate number of books. Since the introduction of these programs in 1998, our return rates have improved significantly.

         We segment our financial results geographically by origin in our financial statements, on the basis of the location of our operations that produces the product or service. The following table presents a summary of our revenues, before intercompany eliminations, segmented geographically for the past two years.

                               YEAR ENDED DECEMBER 31,
                       ------------------------------------
                             2000                 2001
                       ---------------      ---------------
                                  (IN MILLIONS)
North America.......   $5,644      86%      $6,096      83%
International.......      911      14        1,232      17


         Many of our products and services developed originally for North America can be modified and offered internationally without excessive customization or translation and represent an opportunity for us to earn incremental revenues. For some of the products and services we sell internationally, we incur additional costs to customize our products and services for the local market and this can result in lower margins where we cannot increase our prices proportionately.

         We use a variety of media to deliver our products and services to our customers. Increasingly, our customers are seeking products and services delivered electronically. Information is delivered electronically over the Internet, through dedicated transmission lines, on compact discs and more recently through hand-held wireless devices. In 2001, 54% of our revenues from ongoing businesses were derived from products and services delivered electronically, an increase from 52% in 2000. As we expand electronic delivery of our products and services, we improve our ability to provide additional products and services to our existing customers and to access new customers around the world. This allows us to increase our revenues and expand our margins because products and services delivered electronically generally have lower variable costs then those that are print-based.

         Our most significant expense is labor. Labor includes all costs related to our employees, including salaries, bonuses, commissions, benefits and payroll taxes but does not include costs related to our stock appreciation rights. Labor represented over 55% of our cost of sales, selling, marketing, general and administrative expenses (operating costs) in 2001. No other category of expenses accounts for more than 10% of our operating costs.

         We make significant investments in technology because it is essential to providing integrated information solutions to our customers and because we intend to maintain the significant competitive advantage we believe we have in this area. Our technology expenditures include spending on computer hardware, software, electronic systems, telecommunications infrastructure, and digitization of content. Our technology spending is capitalized where we can demonstrate future benefits and otherwise expensed when incurred. Over the past three years our total capital expenditures have been $1.7 billion of which approximately 70% was on technology. We expect our investment in technology to continue at significant levels, although we expect the percentage of our revenues that we spend on technology will decrease because we have largely completed our transformation into a provider of integrated information solutions which required a significant initial investment in technology.

         Beyond labor costs and technology spending, the operating costs of our market groups and our individual businesses vary widely. The most significant additional cost item is the cost related to the development and production of textbooks for our print businesses, including the costs of paper and the printing and binding of the books. In these businesses, some of our editorial costs are capitalized and depreciated over the expected life of the edition.

         During the past three years we completed 88 acquisitions with an aggregate cost of over $5 billion. During this period, acquired businesses generated a significant portion of the growth in our revenue and a lesser portion of the growth in our operating profit. Generally the businesses we have acquired have had lower margins initially than our existing businesses.

         The acquisition of Prometric, Primark and Carson in 2000 and the higher education and corporate training businesses of Harcourt in 2001 were large strategic acquisitions which significantly enhanced the scale and scope of the market group to which they were added. Our significant acquisitions have been initially dilutive to our earnings principally as a result of the amortization of goodwill and identifiable intangible assets.

         Many of our other acquisitions were tactical acquisitions where we purchased information or products or services that we integrated into our operations to broaden the range of our product and service offerings. As alternatives to the development of new products and services, these acquisitions had the advantages of faster integration into our product and service offerings and cost efficiencies.

         When integrating acquired businesses we focus on eliminating cost redundancies and combining the acquired products and services with our existing offerings. Because we often combine the acquired products and services with our existing offerings, it is increasingly difficult for us to determine the contribution acquired businesses make to our revenues and operating profits. In addition, we generally incur costs such as severance payments to terminate employees and contract cancellation fees when we integrate businesses. Prior to 2001, we were able to capitalize many of these costs which spread them over a longer period. Under new accounting rules applicable from January 1, 2001, certain costs that previously had been permitted to be capitalized as part of the purchase price now must be included as operating costs or restructuring costs.

         At the time of an acquisition, acquired identifiable intangible assets are recorded at their fair value on our balance sheet. Goodwill represents the excess of the cost of the acquired business over values attributed to underlying net tangible assets and identifiable intangible assets. Prior to July 1, 2001, we were required to amortize all identifiable intangible assets and goodwill over their estimated lives which reduced our earnings. For business combinations consummated on or after July 1, 2001, identifiable intangible assets with indefinite lives and goodwill resulting from these business combinations are not amortized. Effective January 1, 2002, all identifiable intangible assets with indefinite lives and goodwill, including those acquired prior to July 1, 2001, will no longer be amortized. As a result of these changes in accounting standards, we will have lower amortization charges in the future. See
"- Critical Accounting Policies - Valuation of Identifiable Intangible Assets and Goodwill."

         Our consolidated financial statements are expressed in U.S. dollars but a portion of our business is carried on in currencies other than U.S. dollars. Changes in the exchange rate for such currencies into U.S. dollars can affect our revenues, earnings and the value of our assets and liabilities on our consolidated balance sheet either positively or negatively. For 2001, the effect of changes in exchange rates decreased our revenues by approximately 1% and our operating profit by less than 1%. The translation effects of changes in exchange rates on our consolidated balance sheet are recorded within the cumulative translation adjustment component of our shareholders' equity. For 2001, we increased our unrealized cumulative translation losses by $71 million, reflecting changes in exchange rates of currencies compared to the U.S. dollar, partially offset by reductions due to disposals of businesses.

SEASONALITY

         Typically, a much greater portion of our operating profit and operating cash flow arises in the second half of the year. Customer buying patterns are concentrated in the second half of the year, particularly in the learning and regulatory markets, while costs are spread more evenly throughout the year. As a result, our operating margins generally increase as the year progresses. For these reasons, the performance of our business may not be comparable quarter to consecutive quarter and should be considered on the basis of results for the whole year or by comparing results in a quarter with results in the same quarter for the previous year.

USE OF EBITDA, ADJUSTED OPERATING PROFIT AND ADJUSTED EARNINGS FROM CONTINUING OPERATIONS

         Earnings before interest, tax, depreciation, amortization, restructuring charges and Year 2000 costs (EBITDA), and operating profit before amortization, restructuring charges and Year 2000 costs (adjusted operating profit) are used by us to measure our operating performance, including our ability to generate cash flow. Among other things, EBITDA eliminates the differences that arise between businesses due to the manner in which they were acquired, funded or recorded. In particular, EBITDA excludes the effects of amortization of identifiable intangible assets and goodwill, which is a non-cash charge arising from acquisitions accounted for under the purchase method of accounting. Adjusted operating profit reflects depreciation expense but eliminates the effects of amortization of identifiable intangible assets and goodwill, restructuring charges and Year 2000 costs. Because we do not consider these items to be operating costs, we exclude them from the measurement of our operating performance. We also measure our earnings from continuing operations to adjust for non-recurring items (adjusted earnings from continuing operations) to assist in comparing them from one period to another. EBITDA, adjusted operating profit, adjusted earnings from continuing operations and related measures do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable with the calculation of similar measures for other companies, and should not be viewed as alternatives to operating profit, cash flow from operations, net income or other measures of financial performance calculated in accordance with GAAP. EBITDA and adjusted operating profit are included in our income statement which allows you to reconcile them with standard GAAP measures. We reconcile our adjusted earnings from continuing operations to our earnings from continuing operations under GAAP in the table below and in the following discussion.

RESULTS OF OPERATIONS

         Our results from continuing operations exclude the results of our discontinued newspaper operations, discussed under "- Discontinued Operations" below. Our results from ongoing businesses for each of our market groups exclude the results of businesses sold or held for sale (disposals). The principal businesses included in disposals were The Globe and Mail, Mitchell International and Jane's Information Group in 2000 and The Globe and Mail, Jane's and various businesses in our financial group in 2001.

         The following table presents a summary of our segmented and consolidated operating results from continuing operations for the past two years.

                                                                YEAR ENDED
                                                               DECEMBER 31,
                                                            ------------------
                                                               2000       2001
                                                            -------    -------
                                                               (IN MILLIONS)
REVENUES:
   Legal and Regulatory ..................................  $ 2,619    $ 2,827
   Learning ..............................................    1,388      1,851
   Financial .............................................    1,201      1,590
   Scientific and Healthcare .............................      653        697
   Corporate and other(1) ................................      272        242
   Intercompany eliminations .............................      (29)       (32)
                                                            -------    -------
   Ongoing businesses ....................................  $ 6,104    $ 7,175
   Disposals(2) ..........................................      410         62
                                                            -------    -------
   Total revenues ........................................  $ 6,514    $ 7,237
                                                            =======    =======

EBITDA:
   Legal and Regulatory ..................................  $   775    $   855
   Learning ..............................................      358        406
   Financial .............................................      330        405
   Scientific and Healthcare .............................      164        176
   Corporate and other(1) ................................      (98)       (52)
                                                            -------    -------
   Ongoing businesses ....................................  $ 1,529    $ 1,790
   Disposals(2) ..........................................        5         (4)
                                                            -------    -------
   Total EBITDA ..........................................  $ 1,534    $ 1,786
                                                            =======    =======

ADJUSTED OPERATING PROFIT:
   Legal and Regulatory ..................................  $   647    $   708
   Learning ..............................................      234        264
   Financial .............................................      220        257
   Scientific and Healthcare .............................      140        151
   Corporate and other(1) ................................     (106)       (60)
                                                            -------    -------
   Ongoing businesses ....................................  $ 1,135    $ 1,320
   Disposals(2) ..........................................      (17)       (10)
                                                            -------    -------
   Total adjusted operating profit .......................  $ 1,118    $ 1,310
                                                            =======    =======

SUPPLEMENTAL INFORMATION:
   Earnings from continuing operations ...................  $   571    $   657
   Adjust for one-time items:
    Net (gains) on disposals of businesses and investments      (38)      (302)
    Restructuring charges ................................       37         30
    Year 2000 costs ......................................        4         --
    Tax on above items ...................................       (1)        66
    One-time tax benefits ................................     (105)        --
                                                            -------    -------
   Adjusted earnings from continuing operations ..........  $   468    $   451
                                                            =======    =======

---------------
(1) Includes the following operating results of Thomson Media: revenues for 2000 - $272 million, 2001 - $242 million; EBITDA for 2000 - $43 million, 2001 - $12 million; adjusted operating profit for 2000 - $35 million, 2001 - $4 million.
(2) Disposals consists of the results of businesses sold or held for sale which do not qualify as discontinued operations.

         YEAR ENDED DECEMBER 31, 2001 COMPARED TO YEAR ENDED DECEMBER 31, 2000

         Consolidated Operations

         Our total revenues in 2001 increased by 11% to $7,237 million. Revenues from our ongoing businesses increased in 2001 by 18% to $7,175 million due to organic growth in each of our market groups, significant contributions from the acquisition of the higher education and corporate training businesses of Harcourt in July 2001, and the inclusion of the full year results of Primark and Carson which we acquired in September 2000. Revenues from electronic products and services accounted for 54% of our revenues from ongoing businesses, a slight increase from 52% in 2000.

         Our revenues from North America in 2001, prior to the elimination of intercompany revenues, increased 8% to $6,096 million, accounting for 83% of our total revenues. Our revenues from outside North America increased 35% to $1,232 million, accounting for 17% of our total revenues.

         Our EBITDA in 2001 increased 16% to $1,786 million, a margin of 24.7%, an increase from 23.5% in 2000. Our EBITDA from ongoing businesses increased 17% to $1,790 million, a margin of 24.9%, a slight decrease from our 25.0% margin in 2000.

         Our total adjusted operating profit in 2001 increased 17% to $1,310 million, a margin of 18.1%, an increase from 17.2% in 2000. Our adjusted operating profit from ongoing businesses in 2001 increased 16% to $1,320 million, a margin of 18.4%, a slight decrease from our 18.6% margin in 2000.

         The increases in our EBITDA and our adjusted operating profit resulted primarily from our increased revenues but were also impacted by lower expenses incurred in connection with our stock appreciation rights over the preceding year's. Costs related to our stock appreciation rights are linked to changes in the market price of our common shares and reflected a decrease in the trading price of our common shares during the year. The slight decrease in our margins for our ongoing businesses was primarily the result of integration costs incurred in connection with the acquisition of selected Harcourt businesses.

         Depreciation in 2001 increased 14% to $476 million as a result of our recent acquisitions and increased capital expenditures over the preceding year's in three of our four market groups. Amortization in 2001 increased 36% to $444 million also as a result of our recent acquisitions.

         We incurred restructuring charges in 2001 of $30 million, of which $20 million related to the integration of the Harcourt businesses, $8 million related to strategic initiatives in our legal and regulatory group commenced in the previous year to improve operational efficiencies and eliminate non-strategic and unprofitable products and $2 million related to the reorganization of certain magazine operations within our scientific and healthcare group to eliminate non-strategic and unprofitable products.

         Our net gains on disposals of businesses and investments in 2001 of $302 million on a pre-tax basis related primarily to the $317 million gain on the disposal of The Globe and Mail in January 2001 and the $80 million gain on the disposal of Jane's in April 2001, which were partially offset by a reduction of $100 million in the carrying values of certain investments to reflect their fair market value.

         Our interest expense and other financing costs in 2001 increased 16% to $236 million. The increase reflects increased borrowings to finance our acquisitions, in particular the acquisition of selected Harcourt businesses.

         Our income tax expense in 2001 of $168 million represents 18.6% of our earnings before income taxes, dividends on our preferred shares and our proportionate share of losses on investments accounted for under the equity method. This compares with an equivalent rate in 2000 of 15.4%, excluding $105 million of tax benefits principally associated with the disposal of The Globe and Mail. Our low effective income tax rate compared to the statutory corporate income tax rate in Canada in 2001 of approximately 40%, was due principally to the lower effective tax rates applicable to our operating and financing subsidiaries in countries outside Canada. In addition, in 2000, we were able to utilize net operating loss carryforwards to reduce our effective income tax rate. We expect our effective income tax rate to increase over the next several years.

         Our earnings in 2001 decreased 39% to $749 million principally as a result of the gain we recognized in 2000 on the disposition of substantially all of our newspaper group. Our earnings from continuing operations in 2001 increased 15% to $657 million.

         After adjusting for the after-tax effects of restructuring charges, net gains on disposals of businesses and investments and Year 2000 costs, our adjusted earnings from continuing operations in 2001 were $451 million. This represents a decrease of 4% compared to 2000 on the same basis and also after removing the one-time tax benefit recognized in that year. Our adjusted earnings from continuing operations decreased in 2001 because growth from our existing businesses was more than offset by dilution from our recent acquisitions and our proportionate share of net losses of our investments accounted for under the equity method.

         Our capital expenditures in 2001 increased 17% to $684 million. Approximately 70% of our capital expenditures related to our continued investment in technology to expand our operations and support the production and delivery of electronic products and services.

         Thomson Legal and Regulatory

         Revenues from our ongoing businesses in 2001 increased 8% to $2,827 million. The increase reflected a combination of modest growth in our existing businesses as well as contributions from acquisitions. The growth attributable to existing businesses reflected growth in revenues from Westlaw in excess of 10%, including the expansion of Westlaw outside the United States. Expansion in revenues from Westlaw reflected the continuing trend toward increased use of our electronic product and services. In addition, revenues from some of our print-based products, such as legal textbooks, increased. These increases were partially offset by unfavorable changes in currency exchange rates and reduced demand for trademark searches as a result of the weak economic climate. The increase in revenues attributable to acquisitions reflected acquisitions completed in 2001, including non-content businesses such as ProLaw and BAR/BRI, and the inclusion of the first full year of results from acquisitions made in 2000. Revenues from electronic products and services accounted for 52% of the group's revenues from ongoing businesses, unchanged from the previous year.

         EBITDA from our ongoing businesses in 2001 increased 10% to $855 million and our adjusted operating profit from ongoing businesses in 2001 increased 9% to $708 million. Our EBITDA margin in 2001 increased to 30.2% compared to 29.6% in 2000 and our adjusted operating profit margin in 2001 increased to 25.0% compared to 24.7% in 2000. Increases in EBITDA and adjusted operating profit reflect the increased revenues discussed above. Margin improvements were the result of increased sales of higher-margin products, the realization of benefits from restructuring efforts in our tax and accounting businesses to eliminate non-strategic and unprofitable products, and cost management programs initiated in response to the weak economic climate.

         Our capital expenditures in 2001 increased 10% to $198 million, reflecting recently acquired businesses, new product development, ongoing expenditures on infrastructure to support our online services and internal business systems and a one-time expenditure on a new enterprise resource planning system at West.

         Thomson Learning

         Revenues from our ongoing businesses in 2001 increased 33% to $1,851 million. While revenues from our existing businesses increased, a substantial portion of the overall increase resulted from the acquisition of the Harcourt businesses in July 2001, and from the inclusion of the first full year of results from acquisitions made in 2000. Our existing academic businesses generated increased revenues as a result of our targeted sales efforts, but this was partially offset by reduced revenues in our lifelong learning business due to a weaker market for information technology training and development. Revenues from electronic products and services accounted for 31% of the group's revenues from ongoing businesses, unchanged from the previous year.

         EBITDA from our ongoing businesses in 2001 increased 13% to $406 million and our adjusted operating profit from ongoing businesses in 2001 increased 13% to $264 million. These increases were primarily the result of increased operating efficiencies, higher revenues throughout the group and cost savings resulting from the integration of the Harcourt businesses. Our EBITDA margin in 2001 decreased to 21.9% compared to 25.8% in 2000 and our adjusted operating profit margin in 2001 decreased to 14.3% compared to 16.9% in 2000. These margin decreases primarily resulted from one-time costs related to our acquisition of the Harcourt businesses, as well as lower revenues in our corporate training and testing business.

         Our capital expenditures in 2001 increased 21% to $200 million, reflecting our ongoing investment in technology to support new and existing products, our one-time investment to build our new textbook distribution center, and spending related to the newly acquired Harcourt businesses.

         Thomson Financial

         Revenues from our ongoing businesses in 2001 increased 32% to $1,590 million, primarily as a result of the inclusion of the first full year of results of Primark and Carson, which we acquired in September 2000. The integration of Primark and Carson with our existing businesses allowed us to offer enhanced products to our customers and provided a strong market position in Europe. In our existing businesses, we experienced modest growth despite the negative financial impact of September 11 and weak financial markets, which led to reduced trading volumes, slower merger and acquisition and initial public offering activity, cost-cutting measures by our customers and industry consolidation. Revenues from electronic products and services represented 89% of the group's revenues from ongoing businesses, an increase from 80% in the previous year.

         EBITDA from our ongoing businesses in 2001 rose 23% to $405 million and our adjusted operating profit from ongoing businesses in 2001 increased 17% to $257 million. The integration of Primark and Carson with our existing businesses allowed us to increase operating efficiencies because we reduced the number of separate databases we maintain and centralized certain administrative functions. Growth in EBITDA and adjusted operating profit from ongoing businesses reflects some of the synergies from this program. Our EBITDA margin in 2001 decreased to 25.5% compared to 27.5% in 2000 and our adjusted operating profit margin in 2001 decreased to 16.2% compared to 18.3% in 2000. The margin decreases relate to the businesses we acquired in 2000 which initially have lower margins than our existing businesses.

         Our capital expenditures in 2001 increased 25% to $239 million, primarily reflecting one-time expenditures on the group's new headquarters in New York, ILX's new data center and Omgeo's trade management project.

         Thomson Scientific and Healthcare

         Revenues from our ongoing businesses in 2001 increased 7% to $697 million. About half of this increase was attributable to existing businesses, primarily within our scientific business. Within our scientific business, revenue increases resulted from the increased sales of the ISI Web of Science and Derwent's patent subscription products and gene sequence database, reflecting enhanced content offerings and the functionality of these products. In our healthcare business, our existing Micromedex drug and clinical information databases generated increased revenues. This was partly offset by a decrease in advertising revenues in our healthcare magazine businesses, as pharmaceutical company promotional spending shifted away from magazines. The remainder of the increase in revenues resulted from the inclusion of the first full year of results of Physicians World, which was acquired in August 2000. Revenues from electronic products and services represented 53% of the group's revenues from ongoing businesses, unchanged from the previous year.

         EBITDA from our ongoing businesses in 2001 increased 7% to $176 million and our adjusted operating profit from ongoing businesses in 2001 increased 8% to $151 million. Our EBITDA margin in 2001 increased to 25.3% compared to 25.1% in 2000 and our adjusted operating profit margin in 2001 increased to 21.7% compared to 21.4% in 2000. These increases in EBITDA and adjusted operating profit from ongoing businesses reflected increased sales of higher margin electronic products, cost management initiatives as well as the full year effect of acquisitions completed in 2000. The growth was partially offset by investments in technology in our healthcare business to deploy a common flexible content management system that will improve our ability to customize and combine our products to better meet our customers' needs.

         Our capital expenditures in 2001 decreased 16% to $26 million. They were made primarily to continue the development of a single content repository in our healthcare business. We also invested in new Internet and intranet system capabilities intended to increase product development and enhance product delivery.

         Corporate and Other

         Revenues in 2001, which relate solely to Thomson Media, declined 11% to $242 million primarily as a result of reduced advertising revenue across our publications.

         EBITDA improved by $46 million to a loss of $52 million in 2001 and our adjusted operating profit in 2001 improved by $46 million to a loss of $60 million. These improvements were primarily the result of lower expenses in connection with stock appreciation rights and minority interests, partially offset by lower profits from Thomson Media.

DISCONTINUED OPERATIONS

         In February 2000, we announced our intention to sell our newspaper group, as part of our strategic decision to focus on integrated information solutions for business and professional customers. The primary activities of this group were the publishing of newspapers and other advertising and specialty publications in the United States and Canada. In addition, this group held a 50% interest in Augusta Newsprint Company, a newsprint mill in Augusta, Georgia. During 2000, we completed the sale of 51 of 54 publications. We sold the remaining assets, including our interest in the newsprint mill, in 2001.

         The following table presents a summary of our results from discontinued operations for the past two years.

                                               YEAR ENDED DECEMBER 31,
                                               -----------------------
                                               2000               2001
                                               ----               ----
                                                   (IN MILLIONS)
Revenues ................................      $592               $135
Earnings from operations ................        62                 15
Net gain on sale ........................       590                 77
Earnings ................................       652                 92

LIQUIDITY AND CAPITAL RESOURCES

         FINANCIAL POSITION

         Our total assets at December 31, 2001 were $18,402 million. Our total assets increased by $2,703 million or 17% in 2001, primarily due to the acquisition of the Harcourt businesses.

         Our total assets at December 31, 2001 were distributed across our market groups and corporate and other as follows:

                                                                      PERCENTAGE
                                                                       OF TOTAL
                                                      TOTAL ASSETS      ASSETS
                                                      ------------    ----------
                                                             (IN MILLIONS)
Thomson Legal and Regulatory ...................        $ 7,266             40%
Thomson Learning ...............................          5,216             28
Thomson Financial ..............................          3,165             17
Thomson Scientific and Healthcare ..............            930              5
Corporate and Other ............................          1,825             10
                                                        -------        -------
                                                        $18,402            100%
                                                        =======        =======

         Our total debt at December 31, 2001 was $4,744 million. Total debt consists of short-term indebtedness, the current portion of long-term debt and long-term debt. Our total debt in 2001 increased 66%, or $1,882 million, primarily due to our borrowings to fund the acquisition of the Harcourt businesses. After adding $238 million for the total liability for related currency swaps, our total debt was $4,982 million.

         After deducting cash and cash equivalents of $532 million, our total net debt was $4,450 million. At the same date, our total shareholders' equity, including $442 million of preference share capital redeemable only at our option, was $8,220 million. Our ratio of net debt to shareholders' equity at December 31, 2001 was 0.54:1. This ratio increased from 0.35:1 at December 31, 2000 as a result of increased borrowings during 2001 associated with our acquisitions.

         Presently, our long-term debt is rated "A3" (stable outlook) by Moodys, "A-" (negative outlook) by Standard & Poor's and "A (low)" by Dominion Bond Rating Service. Our short-term debt is rated "R-1 (low)" by Dominion Bond Rating Service. The maturity dates for our long-term debt are well balanced with no significant concentration in any one year.

         CASH FLOW

         Our principal sources of liquidity have been cash provided by our operations, proceeds from the disposition of non-strategic assets, borrowings under our revolving bank credit facilities and our commercial paper program, the issuance of public debt and the reinvestment of dividends primarily by Woodbridge. Our principal uses of cash have been to finance working capital, debt servicing costs, capital expenditures, acquisitions and dividend payments.

         Cash provided by our operating activities in 2001 increased 45% to $1,623 million. This increase was attributable to income tax refunds received in 2001 of $172 million and a higher level of EBITDA which was partially offset by lower earnings from discontinued operations. Cash provided by our operating activities in 2000 decreased 3% to $1,116 million primarily because we had a higher level of working capital at the end of 2000 as a result of investments in working capital relating to acquisitions completed in 2000 and an overpayment of income taxes in late 2000 which was refunded in 2001.

         Cash used in our investing activities in 2001 was $3,015 million. Our primary use of cash in 2001 was the $2,060 million used to acquire the Harcourt businesses. Cash used in our investing activities for 2000 was $1,400 million, which primarily reflects acquisitions completed during that year in the amount of $2,824 million after deducting $64 million in cash in these businesses when they were acquired. This was partially offset by the proceeds from the disposition of our newspaper businesses of $1,868 million.

         Cash provided by our financing activities in 2001 was $1,591 million, principally reflecting borrowings to fund the acquisition of the Harcourt businesses which included the issuance of $1,801 million of public debentures. We also raised $250 million in 2001 from Woodbridge from the issuance by a subsidiary of ours of preferred shares. Cash provided by financing activities for 2000 was $294 million primarily from borrowings in 2000 associated with our acquisitions.

         Dividends declared on our common shares in 2001 amounted to $439 million. Of this amount, $160 million was reinvested in common shares through our dividend reinvestment program, primarily by Woodbridge, resulting in common share dividend cash payments of $279 million. Dividends declared on our common shares in 2000 totaled $427 million. Of this amount, $156 million was reinvested in common shares through our dividend reinvestment program, primarily by Woodbridge, resulting in common share dividend cash payments of $271 million. We increased the quarterly dividend by 2.9% to $0.175 per common share, which was effective with the dividend paid on December 15, 2000.

         In 2001, we increased our commercial paper program in Canada from the Canadian dollar equivalent of $314 million to $628 million, calculated using the exchange rate on December 31, 2001. At December 31, 2001, $600 million of commercial paper was outstanding. Presently, we maintain revolving credit facilities in the amount of $1,400 million which terminate in August 2004. These facilities also support our commercial paper program and therefore the amount available under our revolving credit facilities is reduced to the extent we have commercial paper outstanding. At December 31, 2001, we had outstanding $355 million under these facilities. At December 31, 2001, our credit facilities were supplemented by bridge financing facilities in the amount of $1,500 million used to complete the acquisition of the Harcourt businesses. At December 31, 2001, there were no amounts outstanding under the bridge facilities and they were terminated in January 2002. We also have access to global public capital markets.

         At December 31, 2001, our capital commitments to investments and joint ventures totaled $50 million and our existing obligations under operating lease commitments amounted to $937 million. We guarantee certain obligations of our subsidiaries, including borrowings by our subsidiaries under our revolving credit facilities. These guarantees generally require that we maintain a minimum amount of share capital and retained earnings and that our debt-to-equity ratio not exceed 2.0:1.

         We expect to generate cash from our operations that is adequate to fund our future cash dividends, debt service, projected capital expenditures and tactical acquisitions that we pursue in the normal course.

         MARKET RISKS

         We are exposed to potential losses arising from adverse changes in currency exchange and interest rates. We use hedging arrangements in the ordinary course of business to reduce our currency and interest rate exposures. In particular, where we borrow money in currencies other than U.S. dollars, we enter into currency swap arrangements only with counterparties that are significant financial institutions to convert our obligations into U.S. dollar amounts. At December 31, 2001, 97% of our indebtedness was denominated in U.S. dollars or had been swapped into U.S. dollar obligations. We do not enter into speculative positions through the use of derivatives or any other financial instruments.

         At December 31, 2001, after taking into account interest rate swap agreements, 76% of our total debt was at fixed rates of interest and the remainder was at floating rates of interest. Using these numbers, a 1% change in interest rates would increase or decrease our full-year interest expense by approximately $12 million.

         Based on our 2001 results of operations, a one cent change in either the average exchange rate for British pounds sterling into U.S. dollars or the average exchange rate for Canadian dollars into U.S. dollars would increase or decrease our adjusted operating profit by less than $1 million.

CRITICAL ACCOUNTING POLICIES

         The preparation of our financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Our estimates are based upon historical experience and on various other assumptions that are believed to be reasonable under the circumstances. The result of our ongoing evaluation of these estimates forms the basis for making judgments about the carrying values of assets and liabilities and the reported amount of revenues and expenses that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions.

         Our most critical accounting policies are those that we believe are the most important in portraying our financial condition and results, and require the most subjective judgment and estimates on the part of management. A summary of our significant accounting policies, including the critical accounting policies discussed below, are set forth in the notes to our consolidated financial statements.

         REVENUE RECOGNITION

         Revenues from subscription-based products excluding software are primarily recognized ratably over the term of the subscription. Where applicable, usage fees are recognized as earned. Subscription revenue received or receivable in advance of the delivery of products or services is included in deferred revenue. Incremental costs that are directly related to the subscription revenue are deferred and amortized over the subscription period.

         Revenues from sales of products such as textbooks that are separate and distinct from any other product and carry no further substantive performance obligations on our part after shipment, are recognized when delivery has occurred and significant risks and rewards of ownership have transferred to the customer, provided that the price is fixed or determinable and ultimate collection is reasonably assured. We recognize revenues from sales of discrete products net of estimated returns. Significant judgment is involved in estimating future returns. Estimates are made after taking into account historical experience and current market conditions. If future returns differ from our estimates, the impact would be recorded against future revenues and profits.

         For all accounts receivable, we must make a judgment regarding the ability of our customers to pay and accordingly, we establish an allowance for estimated losses arising from non-payment. We consider customer credit-worthiness, current economic trends and our experience when evaluating the adequacy of this allowance. If future collections differ from our estimates, this would affect our future earnings.

         CAPITALIZED SOFTWARE

         A significant portion of our expenditures relate to software that is developed as part of our electronic databases, delivery systems and internal infrastructure, and, to a lesser extent, to software sold directly to customers. During the software development process, our judgment is required to determine which costs may be capitalized, as well as the expected period of benefit over which capitalized costs should be amortized. Due to rapidly changing technology and the uncertainty of the software development process itself, our future results could be affected if our current assessment of our various projects differs from actual performance.

         VALUATION OF IDENTIFIABLE INTANGIBLE ASSETS AND GOODWILL

         We account for our business acquisitions under the purchase method of accounting. The total cost of an acquisition is allocated to the underlying net assets based on their respective estimated fair values. As part of this allocation process, we must identify and attribute values and estimated lives to the intangible assets acquired. While we may employ an expert to assist us with these matters, such determinations involve considerable judgment, and often involve the use of significant estimates and assumptions, including those with respect to future cash inflows and outflows, discount rates and asset lives. These determinations will affect the amount of amortization expense recognized in future periods.

         We review the carrying values of all identifiable intangible assets and goodwill, when certain conditions arise, to determine if any impairment has occurred. Examples of these conditions include:

        o significant underperformance relative to historical or expected future operating results,

        o significant changes in the manner of our use of the acquired assets or our strategy,

        o   significant negative industry or economic trends, or

        o   significant decline in our share price or market capitalization.

         Prior to January 1, 2002, we determined impairment by comparing the undiscounted amount of expected future operating cash flows with the carrying amounts of such assets. Expected future cash flows are based upon our best estimate given the facts and circumstances at that time. Impairments in the carrying amount of identifiable intangible assets and goodwill are expensed.

         Effective January 1, 2002, we adopted the provisions of the Canadian Institute of Chartered Accountants (CICA) Handbook Section 3062, "Goodwill and Other Intangible Assets." Accordingly, from that date we will test identifiable intangible assets with indefinite useful lives and goodwill by comparing carrying amounts to their fair values at least annually or when the conditions referred to above arise. The determination of fair value involves significant management judgment. Impairments in the carrying amounts of identifiable intangible assets with indefinite lives and goodwill will be expensed, except for impairments arising out of the initial adoption of this new accounting rule which will be treated as a change in accounting principle and charged directly to opening retained earnings in our consolidated balance sheet for fiscal 2002. We have recently completed our initial impairment review and have recognized an impairment charge in the first quarter of 2002 of $67 million, after tax. We anticipate recording an additional impairment charge of up to $100 million in the second quarter of 2002 in connection with the application of the new rule by our equity method investees. These charges will not affect our earnings under Canadian GAAP because they result from a change in accounting principle and will be charged directly to opening retained earnings in our consolidated balance sheet, but under U.S. GAAP these amounts will be charged to our earnings.

         As the valuation of identifiable intangible assets and goodwill requires significant estimates and judgment about future performance and fair value, our future results could be affected if our current estimates of future performance and fair value change.

         INCOME TAXES

         We are required to estimate our income taxes in each of the jurisdictions in which we operate. This includes estimating a value for our existing net operating losses based on our assessment of our ability to utilize them against future taxable income before they expire. If our assessment of our ability to use our net operating losses proves inaccurate in the future, we might be required to recognize more or less of the net operating losses as assets, which would increase or decrease our income tax expense in the relevant year and this would affect our earnings in that year.

NEW ACCOUNTING PRONOUNCEMENTS

         In 2001, CICA issued Handbook Section 3062 "Goodwill and Other Intangible Assets." This standard requires that goodwill and identifiable intangible assets with indefinite lives no longer be amortized. Instead, those assets are subject to annual impairment tests. For business combinations occurring before July 1, 2001, amortization continued until December 31, 2001. After that date, carrying amounts of goodwill and identifiable intangible assets with indefinite lives will no longer be amortized. For business combinations occurring on or after July 1, 2001, goodwill and identifiable intangible assets with indefinite lives will not be amortized. See "-- Critical Accounting Policies" and Note 1 to our consolidated financial statements.

         In 2001, CICA issued Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments" which requires that if an entity does not use the fair value-based method to account for non-direct stock-based transactions with employees, the entity must disclose pro-forma net income and earnings per share as if the fair value-based method of accounting was used. Additionally, this standard provides specific rules for accounting for stock appreciation rights and stock-based payments to employees, as well as non-employees. The new section is effective for fiscal periods beginning on or after January 1, 2002. We do not use the fair value-based method and, therefore, will disclose the required pro forma information in our financial statements beginning in 2002.

         In 2001, CICA issued Accounting Guideline AcG13, "Hedging Relationships," which addresses the identification, designation, documentation and effectiveness of hedging relationships and establishes conditions for applying hedge accounting. The guideline applies to hedging relationships in effect in fiscal years beginning on or after July 1, 2002.

         In 2001, CICA issued Amended Handbook Section 1650, "Foreign Currency Translation" which eliminates the deferral and amortization of foreign currency gains and losses on foreign currency denominated long-term assets and liabilities.

         We have determined that the adoption of Handbook Section 1650 will have no material impact on our financial position or results of operations. We have not completed our assessment of the impact of adopting Accounting Guideline AcG13.

QUARTERLY INFORMATION (UNAUDITED)

         The following table presents a summary of our segmented and consolidated operating results from continuing operations for each of the eight quarters ended March 31, 2000 through December 31, 2001.

                                                                        QUARTER ENDED
                                     -------------------------------------------------------------------------------------
                                           MARCH 31,             JUNE 30,            SEPTEMBER 30,         DECEMBER 31,
                                     -------------------    ------------------    ------------------    ------------------
                                         2000       2001       2000       2001       2000       2001       2000       2001
                                     --------    -------    -------    -------    -------    -------    -------    -------

                                                         (UNAUDITED)(IN MILLIONS, EXCEPT PER SHARE DATA)


REVENUES
Legal and Regulatory .............   $    505    $   618    $   637    $   683    $   664    $   691    $   813    $   835
Learning .........................        183        241        279        312        489        676        437        622
Financial........................         250        401        257        405        288        393        406        391
Scientific and Healthcare ........        146        157        155        161        148        160        204        219
Corporate and other(1) ...........         53         54         79         71         62         54         78         63
Intercompany eliminations ........         --         (9)        (7)        (7)        (8)        (9)       (14)        (7)
                                     --------    -------    -------    -------    -------    -------    -------    -------
                                        1,137      1,462      1,400      1,625      1,643      1,965      1,924      2,123
Disposals(3).....................         126         35         95         10         89         12        100          5
                                     --------    -------    -------    -------    -------    -------    -------    -------
                                        1,263      1,497      1,495      1,635      1,732      1,977      2,024      2,128
                                     --------    -------    -------    -------    -------    -------    -------    -------
EBITDA
Legal and Regulatory .............   $    103    $   128    $   188    $   206    $   195    $   210    $   289    $   311
Learning.........................          (8)       (10)        37         46        183        205        146        165
Financial ........................         68         94         71         99         76         99        115        113
Scientific and Healthcare........          25         28         34         34         30         35         75         79
Corporate and other(1) ...........        (28)       (12)       (19)        (2)       (33)        (5)       (18)       (33)
                                     --------    -------    -------    -------    -------    -------    -------    -------
                                          160        228        311        383        451        544        607        635
Disposals(3) .....................          4         (1)        --          2         (1)         1          2         (6)
                                     --------    -------    -------    -------    -------    -------    -------    -------
                                          164        227        311        385        450        545        609        629
                                     --------    -------    -------    -------    -------    -------    -------    -------
ADJUSTED OPERATING PROFIT
Legal and Regulatory .............   $     71    $    90    $   153    $   170    $   164    $   176    $   259    $   272
Learning.........................         (29)       (35)        12         16        141        150        110        133
Financial ........................         45         57         46         62         50         62         79         76
Scientific and Healthcare ........         19         21         28         29         24         29         69         72
Corporate and other(1) ...........        (30)       (14)       (21)        (4)       (34)        (8)       (21)       (34)
                                     --------    -------    -------    -------    -------    -------    -------    -------
                                           76        119        218        273        345        409        496        519
Disposals(3) .....................         (4)        (2)        (4)         1        (11)        --          2         (9)
                                     --------    -------    -------    -------    -------    -------    -------    -------
                                           72        117        214        274        334        409        498        510
                                     --------    -------    -------    -------    -------    -------    -------    -------
EARNINGS (LOSS) ATTRIBUTABLE TO
COMMON SHARES:
From continuing operations .......   $   (42)    $   151    $    74    $   110    $   168    $   147    $   371    $   249
From discontinued operations .....        20          16         30          7        503         64         99          5
                                     -------     -------    -------    -------    -------    -------    -------    -------
                                     $   (22)    $   167    $   104    $   117    $   671    $   211    $   470    $   254
                                     =======     =======    =======    =======    =======    =======    =======    =======

BASIC EARNINGS (LOSS) PER COMMON
SHARE:(2)
From continuing operations .......   $ (0.07)    $  0.24    $  0.12    $  0.18    $  0.27    $  0.23    $  0.59    $  0.40
From discontinued operations .....      0.03        0.03       0.05       0.01       0.81       0.11       0.16         --
                                     -------     -------    -------    -------    -------    -------    -------    -------
                                     $ (0.04)    $  0.27    $  0.17    $  0.19    $  1.08    $  0.34    $  0.75    $  0.40
                                     =======     =======    =======    =======    =======    =======    =======    =======

DILUTED EARNINGS (LOSS) PER COMMON
SHARE: (2)
From continuing operations .......   $ (0.07)    $  0.24    $  0.12    $  0.18    $  0.27    $  0.23    $  0.59    $  0.40
From discontinued operations .....      0.03        0.03       0.05       0.01       0.80       0.11       0.16         --
                                     -------     -------    -------    -------    -------    -------    -------    -------
                                     $ (0.04)    $  0.27    $  0.17    $  0.19    $  1.07    $  0.34    $  0.75    $  0.40
                                     =======     =======    =======    =======    =======    =======    =======    =======

---------------
(1) Both 2000 and 2001 quarterly results have been restated to include the reclassification of Thomson Media.
(2) Per common share amounts for the quarter are computed independently and due to the computation formula, the sum of the quarters may not equal the year-to-date period.
(3) Disposals consist of results of businesses sold or held for sale which do not qualify as discontinued operations.


OUTLOOK

         Going forward, the level of our profitability will depend primarily on our ability to generate increased revenues from our existing assets while continuing to improve our profit margins across our businesses. We are currently focused on generating revenues by increasing the market penetration of our products and services with our existing customers, expanding the sales of our products and services in new markets and investing in new products and services. We are also focused on continuing to integrate our businesses, which will allow us to eliminate cost redundancies and more effectively use our assets and capabilities across our business.

         Our long-term financial targets are to achieve average annual revenue growth of between 7% to 9% and to expand our EBITDA margin. We expect that for 2002 our revenue growth and our EBITDA margin, excluding one-time costs we will incur in connection with the integration of the Harcourt businesses, will meet these targets.

6.       MARKET FOR SECURITIES

Our common shares are listed and trade on the Toronto Stock Exchange under the symbol "TOC". In addition, our common shares, together with related common shares of The Thomson Corporation PLC, are listed in the United Kingdom on the London Stock Exchange. We have applied to list the common shares distributed by us under our preliminary short form prospectus dated May 2, 2002 on the Toronto Stock Exchange and we have applied to list our common shares, including those distributed under such prospectus, on the New York Stock Exchange.

Our Series II and Series V preference shares are also listed on the Toronto Stock Exchange.

7.       DIRECTORS AND OFFICERS

The names, municipalities of residence, offices and principal occupations of our directors, executive officers and other officers are shown below. Each director has been a director since the date indicated below and has been elected or appointed to serve until our next annual meeting on May 8, 2002, where they are all expected to be re-elected. We have an executive committee, a corporate governance committee, a human resources committee and an audit committee and the members of each such committee are shown below. All of our directors, executive officers and other officers have been engaged for more than five years in their present principal occupations or in other capacities within Thomson, except where noted. At May 1, 2002, our directors, executive officers and other officers as a group beneficially owned, directly or indirectly, or exercised control or direction over, 73% of our common shares.

DIRECTORS AND OFFICERS                                                                            DIRECTOR
NAME AND MUNICIPALITY OF RESIDENCE    OFFICE AND PRINCIPAL OCCUPATION                               SINCE
----------------------------------------------------------------------------------------------------------
K.R. Thomson(1) (2)                   Chairman of Thomson                                           1978
Toronto, Ontario

W.G. Beattie(1)(3)(4)(6)              Deputy Chairman of Thomson and President of The               1998
Toronto, Ontario                      Woodbridge Company Limited (investment company)

R.J. Harrington                       President and Chief Executive Officer of Thomson              1993
Stamford, Connecticut

R.D. Barbaro(3)(5)                    Chairman and Chief Executive Officer of the Ontario           1993
Toronto, Ontario                      Lottery and Gaming Corporation (gaming)

R.D. Daleo(7)                         Executive Vice President and Chief Financial Officer          2001
Stamford, Connecticut                 of the Corporation

S.A. Denning(4)                       Executive Managing Member of General Atlantic                 2000
Greenwich, Connecticut                Partners, LLC (private equity investment firm)

J.F. Fraser, O.C.(3)                  Chairman of Air Canada (airline)                              1989
Winnipeg, Manitoba

V.M. Kempston Darkes, O.C.(5)(8)      Group Vice President, General Motors Corporation,             1996
Miami, Florida                        President Latin America, Africa and Middle East
                                      (automobile manufacturer)

R.L. Martin(5)(9)                     Dean of the Joseph L. Rotman School of Management at          1999
Toronto, Ontario                      the University of Toronto (post secondary education)

V.K. Opperman(5)                      President and Chief Executive Officer of Key                  1996
Minneapolis, Minnesota                Investments Inc. (holding company)

D.H. Shaffer(10)                      Executive Vice President of Thomson and President and         1998
Stamford, Connecticut                 Chief Executive Officer of Thomson Learning

D.K.R. Thomson(2)                     Deputy Chairman of The Woodbridge Company Limited             1988
Toronto, Ontario                      (investment company)

P.J. Thomson                          Deputy Chairman of The Woodbridge Company Limited             1995
Toronto, Ontario                      (investment company)

R.M. Thomson, O.C.(3)(4)              Corporate Director                                            1984
Toronto, Ontario

DIRECTORS AND OFFICERS                                                                            DIRECTOR
NAME AND MUNICIPALITY OF RESIDENCE    OFFICE AND PRINCIPAL OCCUPATION                               SINCE
----------------------------------------------------------------------------------------------------------
J.A. Tory(1)(4)                       President of Thomson Investments Limited (holding             1978
Toronto, Ontario                      company)

Brian H. Hall                         Executive Vice President of Thomson and President and         N/A
Colorado Springs, Colorado            Chief Financial Officer of Thomson Legal and
                                      Regulatory

Ronald H. Schlosser                   Executive Vice President of Thomson and President and         N/A
Stamford, Connecticut                 Chief Executive Officer of Thomson Scientific and
                                      Healthcare

James C. Smith                        Executive Vice President, Executive Development and           N/A
Ridgefield, Connecticut               Corporate Affairs

Patrick J. Tierney                    Executive Vice President of Thomson and President and         N/A
New York, New York                    Chief Executive Officer of Thomson Financial

Stephane Bello(11)                    Senior Vice President and Treasurer                           N/A
Mamaroneck, New York

David W. Binet(12)                    Secretary to the Board of Directors and Vice                  N/A
Toronto, Ontario                      President of The Woodbridge Company Limited
                                      (investment company)

Brian H. Hall                         Executive Vice President of Thomson and President and         N/A
Colorado Springs, Colorado            Chief Financial Officer of Thomson Legal and
                                      Regulatory

David J. Hulland                      Senior Vice President, Finance                                N/A
Stamford, Connecticut

John Kechejian                        Vice President, Investor Relations                            N/A
Monroe, Connecticut

Janey M. Loyd(13)                     Vice President, Communications                                N/A
Ramsey, New Jersey

John J. Raffaeli, Jr. (14)            Senior Vice President, Human Resources                        N/A
Pound Ridge, New York

James J. Spach                        Senior Vice President, Organizational Development             N/A
New York, New York

Joseph J.G.M. Vermeer                 Senior Vice President, Director of Taxes                      N/A
New Canaan, Connecticut

Linda J. Walker                       Vice President, Controller                                    N/A
Easton, Connecticut

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(1)  Member of the executive committee.
(2) After our annual meeting of shareholders on May 8, 2002, David K.R. Thomson will be appointed Chairman following the retirement of Kenneth R. Thomson. Kenneth R. Thomson will continue to serve as a director.
(3)  Member of the corporate governance committee.

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                                      -56-


(4)  Member of the human resources committee.
(5)  Member of the audit committee.
(6) Prior to 1998, Mr. Beattie was a partner in the law firm Tory Tory DesLauriers and Binnington.
(7) In 1997, Mr. Daleo was appointed Senior Vice President, Finance and Business Development of Thomson and was subsequently appointed Executive Vice President, Business Operations and Planning. In 1998, he became the Executive Vice President and Chief Financial Officer.
(8) Prior to 2001, Ms. Kempston Darkes was President and General Manager of General Motors of Canada Limited.
(9) Prior to 1998, Mr. Martin was co-head of Monitor Company and founding chairman of Monitor University, the firm's educational arm.
(10) Prior to joining Thomson in 1998, Mr. Shaffer was the Chief Executive Officer of Josten's Learning Corporation and was previously engaged in various senior executive positions with The McGraw Hill Companies Inc.
(11) Prior to 2001, Mr. Bello was Assistant Treasurer of General Motors Corporation. He previously held a number of senior business development and financial positions in Brussels and New York.
(12) Prior to joining us in 1999, Mr. Binet was a partner in the law firm Tory Tory DesLauriers and Binnington.
(13) Prior to joining us in 1999, Ms. Loyd was a Vice President of Marketing and Communications for LAI Worldwide. Prior to 1997, she held various positions with Tambrands, Inc., including Vice President of Business Development and Communications.
(14) Prior to joining us in 1998, Mr. Raffaeli was a Managing Director of Human Resources for UBS.


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                                      -57-


8.       ADDITIONAL INFORMATION

Additional information, including directors' and officers' remuneration and indebtedness and principal holders of our common shares, is contained in our information circular, dated April 9, 2002. Additional financial information is provided in our audited consolidated financial statements for the year ended December 31, 2001. Copies of these documents may be obtained upon request from The Thomson Corporation, Suite 2706, Toronto Dominion Bank Tower, P.O. Box 24, Toronto-Dominion Centre, Toronto, Ontario, M5K 1A1, Canada.

Upon request by any person when we are in the course of a distribution of our securities pursuant to a short-form prospectus or when a preliminary short form prospectus has been filed, we will provide: one copy of this annual information form with any documents incorporated by reference; comparative financial statements for the most recently completed financial year with the accompanying auditors' report and any interim financial statements; our information circular in connection with our most recent annual meeting of shareholders; and any other document incorporated by reference into a preliminary short form prospectus or short form prospectus. When we have not filed a preliminary short form prospectus or are not in the course of a distribution, we shall provide any of the foregoing documents subject to our right to require people who do not hold our securities to pay a reasonable charge.